UNLOCKING OUR VALUE

Annual Report



e Glass Company

Our COMPANY

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading producers of glass. The company focuses on three core businesses: flat glass, glass containers, and glassware.* These businesses serve a variety of product markets, including construction and automotive glass; beverage, cosmetics, food, liquor, and wine glass containers; and glassware for commercial, industrial, and retail uses. Vitro also produces raw materials and capital goods for the glass industry.

Founded in 1909 and based in Monterrey, Mexico, Vitro has strong joint ventures and strategic alliances with major world-class partners and industry leaders that provide its subsidiaries with access to important international markets, distribution channels, and state-of-the-art technology. Vitro's subsidiaries have plants and distribution centers in eight countries, located in Europe, North, Central, and South America, and export products to more than 70 countries worldwide.

***When this report was printed, we were in the process of selling our 51 percent interest in Vitrocrisa to our joint venture partner Libbey, Inc.**

About the COVER



Our cover features the magnificent Communication District Complex of the Spanish telecommunications company, Telefónica, for which Vitro Cristalglass provided more than 140,000 square meters of glass. Located in the Nuevo Barrio de Las Tablas, Madrid, the complex is the largest urban glass-construction project underway in Europe today. This project not only underscores the value that we can unlock for the benefit of our customers, but also our commitment to transparency—with our investors, our employees, our communities, and our other important stakeholders. We would like to thank Telefónica de España, S.A. for their permission to use this image.

International PRESENCE

We operate in eight countries; we have distribution centers throughout the Americas and Europe; and we export our products to more than 70 countries.



United States
We are a major processor and distributor of flat glass and a leading supplier of specialty glass packaging.

Mexico
We are Mexico's largest producer, distributor, and marketer of flat glass, glass containers, and glassware.

Guatemala & Costa Rica
Comegua—our joint venture with two regional breweries—is Central America's largest producer of glass containers.

Colombia
We process tempered and laminated glass for Colombia's automotive and construction industries.

Bolivia
We manufacture and distribute glass containers for the market's soft-drink, beer, food, wine and liquor, and pharmaceutical industries.

Spain
We are the leading fabricator and distributor of architectural and construction flat-glass products in Spain.

Portugal
We are a significant processor and distributor of glass and glazing products for the European construction industry.

Contents

Companies

Flat Glass

Vitro Plan: Vitro + Pilkington (UK) 1965 - 35%
- Cristales Automotrices + Posselt Family (Mexico) 1999 - 49%
- Cristales Inastillables de México
- Distribuidora Nacional de Vidrio
- Vitro AFG: Vitro Plan + AFG Industries (USA) 2002 - 50%
- Vitro America (USA)
  - Super Sky (USA)
- Vitro Automotriz
- Vitrocar
- Vitro Colombia
- Vitro Flex: Vitro Plan + Fairlane Holdings, a Visteon subsidiary (USA) 1979 - 38%
- Vitro Flotado Cubiertas
- Vidrio Plano
- Vidrio Plano de México
- Vitro Vidrio y Cristal
- VVP Europa Holdings
  - Vitro Cristalglass: VVP Europa Holdings + Prado Family & Inversiones Gargalón (Spain) 2001 - 40%
    - Vitro Chaves - Industria de Vidro: Vitro Cristalglass + Chaves Family (Portugal) 2002 - 40%

Glass Containers

Vitro Envases Norteamérica (VENA)
- Compañía Vidriera
- Empresas Comegua: (1987) Centro de Tecnología Vidriera + London Overseas - 25.15% + Golden Beer Corp. - 25.15%
- Fabricación de Máquinas
- Industria del Álcali
- Servicios Integrales de Acabados
- Vidriera Guadalajara
- Vidriera Los Reyes
- Vidriera México
- Vidriera Monterrey
- Vidriera Querétaro
- Vidriera Toluca
- Vidrio Lux (Bolivia)
- Vitro Packaging (USA)

Glassware

Crisa Corporation (USA)*
- Crisa Industrial: Crisa Corp. + LGA4, a Libbey subsidiary (USA) 1997 - 49%

Crisa Libbey*: Vitro + LGA3, a Libbey subsidiary (USA) 1997 - 49%

Fabricación de Cubiertos

Vitro Crisa Holding*: Vitro + Libbey Europe, a Libbey subsidiary (USA) 1997 - 49%
- Vitrocrisa*
- Vitrocrisa Comercial*

*In this report we are considering Vitrocrisa as a discontinued operation.

The reference to the term "Joint Venture" in this report does not imply or infer the definition of "Joint Venture" set forth in the International Accounting Standards. It refers to those corporations in which Vitro owns an interest and one or more third parties (either domestic or foreign) own the remaining interest of the corresponding corporation. We believe our usage of the term "Joint Venture" is consistent with international business and legal practices.

Our Mission, Vision & Values

As a customer-committed corporation, Vitro is dedicated to providing value-added products and services in profitable and growing markets. We further this **Mission** through our values, personnel development, and state–of–the–art technology.

Our **Vision** is to become a leader in the global glass industry in terms of profitability, efficiency, quality, and service. The only way for us to realize our vision is to remain true to our time-tested values. Our **Customer Orientation** enables us to anticipate and satisfy customers' needs. Our commitment to **Quality** drives us to consistently exceed customers' expectations. Our **Creativity and Innovation** lead us to develop new ideas that continuously improve our value-added products and services. And our **Teamwork** and **Integrity** foster a collegial environment in which to meet and exceed our constituents' expectations.

Financial Highlights

Vitro, S.A. de C.V. and Subsidiaries (1)

(In millions of constant pesos as of December 31, 2005, except where indicated otherwise; dollar figures are in millions of US dollars).

	December 31,					
	US$ (2)			Ps.		
	2005	2004	% change (3)	**2005**	2004	% change (3)
Income Statement						
Consolidated net sales	**$2,212**	$2,076	6.6	**Ps. 24,150**	Ps. 24,018	0.5
Domestic	**916**	872	5.0	**10,114**	10,525	(3.9)
Export	**588**	562	4.6	**6,444**	6,472	(0.4)
Foreign Subsidiaries	**708**	642	10.3	**7,592**	7,021	8.1
Operating income	**153**	128	19.5	**1,662**	1,487	11.8
Net income (loss) of majority interest	**7**	(21)		**48**	(295)	
Net income (loss) of majority interest earnings per common share (4)	**0.03**	(0.08)		**0.18**	(1.09)	
EBITDA (5)	**336**	327	2.9	**3,686**	3,844	(4.1)
Balance Sheet						
Total assets	**2,827**	2,801	0.9	**30,063**	31,708	(5.2)
Total liabilities	**2,045**	2,070	(1.2)	**21,745**	23,644	(8.0)
Stockholders' equity	**782**	731	7.0	**8,318**	8,064	3.1
Stockholders' equity of majority interest	**516**	480	7.5	**5,488**	5,306	3.4
Personnel	**20,877**	21,263	(1.8)	**20,877**	21,263	(1.8)
Capital expenditures	**93**	117	(20.9)	**1,015**	1,361	(25.4)
Financial Indicators						
Debt / EBITDA (times)	**4.1**	4.4		**4.0**	4.3	
Interest Coverage (times) (EBITDA / total net financial expense)	**1.7**	1.9		**1.7**	1.9	
EBITDA Margin (%)	**15.2**	15.7		**15.3**	16.0	

(1) In this report we are considering Vitrocrisa as a discontinued operation.
(2) Dollar figures reported herein are in nominal dollars resulting from dividing each month's nominal pesos by that month's ending exchange rate.
(3) Change from 2004 to 2005.
(4) Based on the weighted average shares outstanding.
(5) EBITDA: earnings before interest, taxes plus depreciation and amortization, and provision for labor obligations.

Pesos

Consolidated Net Sales

In millions of constant pesos as of December 31, 2005


25,927
26,073
26,829
25,565
25,281
25,181
24,771
24,112
24,018
24,150
96 97 98 99 00 01 02 03 04 05

EBIT

In millions of constant pesos as of December 31, 2005


4,863
4,806
4,931
3,913
2,969
2,337
2,037
1,777
1,487
1,662
96 97 98 99 00 01 02 03 04 05

EBITDA

In millions of constant pesos as of December 31, 2005


6,821
6,703
7,002
6,020
5,008
4,530
4,159
3,899
3,844
3,686
96 97 98 99 00 01 02 03 04 05

Dollars

Consolidated Net Sales

In millions of US dollars


1,619
1,801
1,863
1,936
2,065
2,160
2,140
2,048
2,076
2,212
96 97 98 99 00 01 02 03 04 05

EBIT

In millions of US dollars


281
320
329
291
242
199
175
150
128
153
96 97 98 99 00 01 02 03 04 05

EBITDA

In millions of US dollars


395
447
467
447
408
389
360
328
327
336
96 97 98 99 00 01 02 03 04 05

Dollar figures reported herein are in nominal dollars resulting from dividing each month's nominal pesos by that month's ending exchange rate.

Discontinued Operations

1) On July 3, 2002, we sold our controlling 51 percent interest in Vitromátic, our joint venture with Whirlpool.
2) In this report we are considering Vitrocrisa as a discontinued operation.

Chairman's Letter

To Our Shareholders:

Over the past few years, Vitro's strategy has focused on strengthening our core glass businesses and divesting non-strategic assets. The year's performance of our two largest businesses—glass containers and flat glass—reinforced the merits of this strategy. Our containers business achieved the highest comparable sales and EBITDA growth in its history, and our flat-glass business showed modest improvement by year-end.

Unfortunately, rising energy and financing costs have hampered the impact and pace of Vitro's strategy. Energy costs have increased dramatically by US$55 million, or 29 percent, over the past year. These increases, together with Vitro's high costs of financing, have limited our capacity to generate the cash flow required to reduce our debt and take full advantage of our glass operations' potential.

Our primary challenge at Vitro is financial—not operational—and is concentrated on the debt levels at the holding company. For this reason, we have embarked on a clear strategy to address the debt at the holding company and thus unlock the value of our assets. Simply stated, our plan is to significantly reduce our debt at the holding-company level; reduce our corporate overhead and expenses; divest non-strategic assets; address our near-term liquidity issues; and develop our glass businesses.

Toward this end, we continue to maintain strict cost management across all of our operations, as evidenced by our SG&A expenses, which fell as a percentage of sales by 1 percent year over year.

We have engaged in a thorough analysis of our businesses and sold such operations as Plásticos Bosco and Química M. Based on our evaluation of the domestic and external challenges of our glassware business, our inclination toward industrial rather than consumer goods, and our future investment needs, we have decided to sell Vitrocrisa to our partner Libbey, a transaction that we intend to close in the coming weeks. Thus, in this report, we have presented our glassware business' results as those of a discontinued operation. Consistent with our strategy, we have earmarked the net proceeds from these divestitures to pay down our holding company's debt.

We have taken steps to address near-term liquidity issues, including our closure of two credit facilities for US$150 million, with an 18-month maturity. This cash, together with funds from our asset sales, should resolve our near-term liquidity issues.

Taken together, our initiatives have helped to improve our financial situation. Our debt at the holding-company level was US$583 million at year end, down from US$727 million in 2004. Importantly, we have kept our core businesses' debt at competitive levels.

As we did in 2005, we continued to work to lower our energy costs by moving forward with our alternate fuels strategy. Nonetheless—despite the Mexican government's efforts to provide marketplace stability—natural gas prices remain a critical issue for Vitro and the glass industry worldwide. Consequently, our actions are designed to minimize the impact of high natural gas prices on our performance and to insulate our strategic plan from any resulting economic uncertainty.

We remain focused on the fact that glass is a profitable, sustainable growth industry, and we excel at making glass products. We have a renowned reputation for our high-quality products and innovation, our modern technology and operating flexibility, and our remarkable base of world-

"We remain focused on the fact that glass is a profitable, sustainable growth industry, and we excel at making glass products."



class customers. By strengthening our financial structure and flexibility, we will increase our capacity to unlock the value of our assets and develop our core glass businesses.

Our businesses' potential was evident in glass containers' top- and bottom-line growth. Top-line growth was driven by a 15.8 percent increase in domestic sales, with strong results in the beer and soft-drink segments. Export sales also were excellent, rising 9 percent year over year as a result of strong sales in the cosmetics and wine segments. On top of our higher sales volume and capacity utilization, glass containers' 21 percent growth in comparable EBITDA was driven by the operation's production efficiencies, as well the benefits of our company-wide cost-reduction measures, including our cost savings in packaging.

After a difficult start to the year, our flat-glass business' volumes in the domestic construction market recovered, increasing 22 percent for the second half of 2005. Vitro Cristalglass, our subsidiary in Spain and Portugal, again posted strong results. We also continued to make considerable progress on the automotive front. Accelerated development of our new automotive platforms drove domestic and export sales in the OEM market, with our total sales up 13 percent in U.S. dollars for the year. Most importantly, our flat-glass business' EBITDA improved 40 percent in the second half of the year—reflecting higher volume, production efficiency, and capacity utilization for the period.

Our glassware business had a difficult year. Glassware's domestic sales declined as a result of lower volumes in the business' wholesale and industrial product lines—due to soft demand and increased competition from imported products—which were partially offset by a better sales mix in the business' retail product lines. Despite glassware's ongoing cost-reduction efforts, higher energy and packaging costs, as well as lower capacity utilization, negatively impacted the business' EBITDA for the year.

Finally, we remain at the vanguard of corporate governance. As one of the first Mexico-based companies to adopt a completely independent audit committee, we have anticipated and implemented all applicable changes to the securities laws and are fully compliant with all pertinent regulations.

Though much hard work remains, I am confident that our actions will put us on the right track to unlock the value of our company's strengths in ways that maximize value for you.

Sincerely,



Adrián Sada G.
Chairman of the Board
Vitro, S.A. de C.V.
March 8, 2006

CEO's Letter

Dear Fellow Shareholders:

Vitro's performance this year highlights our core strengths and challenges. We have a great customer base, great operating know-how, great products, and a great team of people. We also face high natural gas prices and financing costs—impediments to our company's growth. Accordingly, our plan is to address these challenges and, in the process, unlock the value of our company's strengths for you.

In 2005 our consolidated sales were US$2.2 billion, up 6.6 percent year over year. On a comparable basis,[1] our consolidated net sales rose 10 percent. Our consolidated operating cash flow (EBITDA) was US$336 million, up 2.9 percent from 2004. However, on a comparable basis,[1] our consolidated EBITDA increased 6.4 percent. Our net income was US$21 million, compared with a net loss of US$1 million a year ago.

Despite the surge in energy prices, our glass-containers business produced the highest comparable sales and EBITDA in the company's history—growing 16.6 percent and 21 percent year over year, respectively. Glass containers' top-line performance benefited from growth in the beer, cosmetics, wine, and liquor segments, as well as an additional boost from the soft-drink segment. In addition to the business' higher sales volume, glass containers' bottom-line growth was fueled by its increased productivity and better sales mix—particularly in our key domestic market.

On top of growing our long-term customer relationships with blue-chip beer and soft-drink companies, our glass-containers business continued to capitalize on its production quality and versatility to develop our niche value-added customer relationships in the U.S. cosmetics, liquor, and wine industries. As a result, we were able to grow our share of the U.S. container business, our most important export market.

We also took proactive steps to improve our glass-container operations' productivity. As a result, we achieved a record pack-to-melt ratio of 86.3.

The performance of our flat-glass business saw sequential improvement in sales and EBITDA in the second half of the year. On top of improved production efficiency, our flat-glass operations' bottom-line recovery reflected higher volumes and capacity utilization—which increased from 99 percent to 103 percent for our flat-glass furnaces and from 85 percent to 89 percent for our automotive furnaces in the second half of the year.

Our flat-glass business is already ramping up production for our new OEM platforms with DaimlerChrysler, Ford, Freightliner, General Motors, Nissan, and Volkswagen. These platforms will positively impact our automotive volumes and capacity utilization in 2006.

We are increasingly integrating Vitro America into our overall flat-glass operations. Today Vitro America purchases all of our production from the Mexicali plant, our joint venture with AFG Industries, the U.S. subsidiary of Asahi Glass.

By fostering closer relationships with our domestic customers and distributors, Vitrocar and Vitromart continue to offer a competitive advantage in Mexico's auto-replacement and construction-glass markets. Vitrocar currently operates 160 auto-replacement branches across Mexico, and Vitromart's commercial network encompasses 207 stores throughout the country.

We also continue to develop our presence in Europe's value-added architectural and construction-glass market. For example, we are supplying our specially designed double-

"Our goal is to use the significant strengths Vitro has to offer to truly unlock the value of this company for you."



glazed architectural glass for the construction of Telefónica's Communication District Complex—Europe's largest glass icon building project.

Our glassware business faced a very challenging year. On a comparable basis, excluding Plásticos Bosco, sales remained flat and EBITDA declined 12.4 percent. Glassware's better retail product mix partially offset lower volumes from our wholesale and industrial product lines. The operation's cost-reduction efforts also helped to compensate for lower capacity utilization and higher energy costs—the main factors impacting glassware's lower EBITDA.

In 2005 we decided to sell Vitrocrisa to our partner Libbey, a transaction that we intend to close in the coming weeks. This decision was founded on a thorough analysis of our glassware operations, our businesses' disposition toward industrial rather than consumer goods, and our future investment needs.

Natural gas prices remained a critical issue for our company and our industry worldwide. Consequently, we have redoubled our focus on alternative fuels and our low-cost regimen.

More importantly, we are completely committed to reduce debt at the holding-company level, and are moving ahead with our strategic plan to deliver on our commitment. For the year, we reduced our debt at the holding-company level to US$583 million from US$727 million a year ago. And we are fully focused on reaching our objective of significantly reducing our holding-company debt.

While 2005 was a very difficult year for our company, I am confident that our people's experience, passion, and dedication will enable us to navigate this challenging environment and emerge a leaner, healthier, and more flexible organization.

On behalf of the talented men and women who make up Vitro, I thank you for your continued support. Our goal is to use the significant strengths Vitro has to offer to truly unlock the value of this company for you.

Sincerely,

Federico Sada G.
President and Chief Executive Officer
Vitro, S.A. de C.V.

March 8, 2006

[1] Excluding Vitro Fibras, Vancan, and Plásticos Bosco, which were divested in March 2004, September 2004, and April 2005, respectively, and considering Vitrocrisa as a discontinued operation.

Strong Customer
Relationships Add Value

Worldwide, top brands such as Avon, Bacardi, Coty, Coca-Cola, Ford, General Motors, Gerber, Hamilton Beach, Herdez, Jafra, Grupo Modelo, Moulinex, Nestlé, Pepsi Co., Pernod Ricard, Procter & Gamble, Sunbeam, and Unilever—just to name a few—trust Vitro to supply them with an integral part of their product. They trust us because we understand and enable them to meet their businesses' needs. In fact, some of our relationships go back 50 years or more—a testament to our ability to create value for our clients and our company.

Capitalizing on Consumers' Yearning for Nostalgia

Consumers' need to maintain ties with loved ones, traditions, and trusted products is creating a growing market for nostalgia. In fact, the market's rapid rate of growth is prompting our clients to devote an increasing portion of their efforts to nostalgia—particularly Mexicans who now live in the United States.

These consumers develop strong connections to soft drinks and juices that remind them of their country's native fruits, such as pineapple, grape, mandarin orange, mango, and guava, as well as other food products. Best of all, they prefer to buy these products in glass bottles. So we are working closely with a number of our containers clients, such as Cadbury Schweppes, Coca-Cola Enterprises, Grupo AGA, Grupo Bebesa, Grupo Mezgo, Jugos del Valle, Novamex, and Pepsi Bottling Group to tap and capture a growing share of the nostalgia market.

One success story is Grupo Mezgo, which now exports its flagship Chaparritas brand soft drink to targeted U.S. markets in our 255-milliliter non-returnable glass presentations. The bottles' classic ACL (Applied Ceramic Label) zinc-based decoration enjoys widespread acceptance in Los Angeles, Chicago, and major Texan cities.

Another success story is Coca-Cola Enterprises. As part of our relationship, we have provided them with more than


NESCAFÉ
NESCAFÉ

A Premium Brand Deserves the Very Best

A sleek profile, absolute transparency, and a perfect balance of height and content; these are the attributes of the 150-gram Golden Selection container that Vitro developed for Nestlé's premium brand Nescafé coffee.


DelPrimo

Partner of Choice
Our team at Vitro Global Design offers our clients a one-stop marketing solution, providing a full range of services from product packaging to advertising.

100 million Georgia-green "Icon" glass bottles per year. A replica of Coke's first bottle introduced in 1886, the eight fluid-ounce bottle enjoys the classic contour shape, but weighs only six ounces, generating significant savings in handling costs for them and for us. This is a classic win-win relationship because it not only allows our customer to capture consumers' growing desire for nostalgia more efficiently, but also positions us to gain market share in the United States and Canada as Coca-Cola Enterprises' exclusive supplier of special glass containers.

Growing Closer to Our Customers

In 2005 we continued to reinforce our customer relationships and our competitive marketplace position through our growing commercial networks. Launched in June 2004, Vitromart—our network of preferred architectural and construction-glass distributors—encompassed 207 stores across Mexico. Vitrocar, a leader in Mexico's auto-replacement glass market, opened 18 new outlets this year—strengthening our position as the only supplier with a national presence in this market. By bringing us closer to the end-consumer, these initiatives enable us to offer a better mix of value-added products and services.

Glass and Much, Much More...

We leverage our market knowledge to forge relationships that go beyond glass. Through Vitro Global Design, we serve as an extension of our clients' marketing departments, designing product packaging, point-of-purchase materials, kiosks, and advertising. By providing our customers with the ability to take their brands directly to the marketplace, we are a partner of choice for businesses of all sizes.


Glass Containers'
Net sales
of US dollars
818 905 938 954 941 974 983 901 932 1,051
609 702 719 726 696 725 747 653 666 761
Domestic Sales
Foreign Sales
203 219 228 245 249 236 248 266 290
Sales
97 98 99 00 01 02 03 04 05

Containers Achieves Record Annual Sales
Our glass-containers sales grew more than 12.8 percent to over US$1.0 billion in 2005, with exports accounting for more than a quarter of this business' total sales.

Product Quality
and Innovation Drive Value

Product quality and innovation play key roles in driving Vitro's value. Clients worldwide are drawn to the exceptional quality of our products and the cutting-edge technology we feature in our designs and finishes.

Monumental Quality

In 2005 we took advantage of our superior product quality and innovation to strengthen our position in complex icon building construction. Among our monumental construction projects, our Spanish subsidiary, Vitro Cristalglass, supplied our specially designed double-glazed architectural glass for the construction of Telefónica's Communication District Complex. With a glass façade of more than 140,000 square meters, this is Europe's largest urban glass-construction project underway today. We also were selected to supply two varieties of our Duovent brand insulated glass for the Instituto Tecnológico y de Estudios Superiores de Monterrey's major Biotechnology Center remodeling project. Currently under construction, this project will encompass 24,700 square meters of glass for one of Latin America's most important private universities.

Versatility Breeds Opportunity

Our quick turnaround and ability to innovate rapidly continues to create niche opportunities in the wine and liquor, specialty foods, and cosmetics markets. We far outperform the 90-day market average, and we can make fast-track projects in as few as 30 days.

Our recent success in the U.S. and South American cosmetics markets underscores our operating expertise and versatility. We are able to offer a wide range of decorating options and techniques to differentiate our clients' brands. Among them, we employ multi-color silk-screening, liquid (translucent), electrostatic (full cover) and matte (etched) painting, as well as cutting-edge hot-stamping. Thanks to our innovation, we grew our cosmetics, fragrances, and toiletries business in the United States, South America, and Europe by 30 percent, 60 percent, and 300 percent, respectively, in 2005.


BAWLS
GUARANEXX
SUGAR FREE
OLIVER

Clear Choice Awards

Vitro garnered three Clear Choice Awards for its innovative client presentations—Diet Bawls Guaranexx (soft drink), DKNY Be Delicious (cosmetics), and Camelot Mead Wine (wine).



Ford Fusion
Agile, fresh, versatile, modern, powerful... the Ford Fusion 2006 is but one of many new vehicles in which our flat glass plays an integral part. We manufacture the windshield, front and back door windows, and quarter and rear window panes for this new model, which made its market debut on October 2, 2005.

Quality Fuels Demand

Our domestic flat-glass operations are focusing significant attention—and production capacity—to produce automotive glass through 2011. Over this period, we will manufacture windshields, rear and front side windows, sunroofs, and vents for DaimlerChrysler, Ford, Freightliner, General Motors, Nissan, and Volkswagen.

Clear Choice for Quality

In 2005 Vitro received multiple industry honors for its product innovation: three Clear Choice Awards for its cosmetic, soft-drink, and wine containers; two World Star Awards for its cosmetic containers; and 34 awards in six categories at the annual Envases Estelares competition—sponsored by the Mexican Container and Packaging Association—including the first ever awarded Environmental Container Prize.

North America's Market Leader

Automotive glass will provide an important niche as companies move from tempered to laminated side lights for safety reasons. Today Vitro enjoys a more than 50 percent share of the North American market in this category.

Demand Spurs Innovation

Demand is the mother of invention in the glass industry. In fact, new products represented more than 12.7 percent of our glass-container sales in 2005.


lat Glass'
et sales
842 891 940 1,064 1,134 1,109 1,102 1,100 1,130
566 625 649 661 790 874 837 848 806 832
217 242 279 274 260 272 254 294 298
97 98 99 00 01 02 03 04 05

Flat Glass Shows 2005 Sales Growth
Our flat-glass sales stayed above US$1.1 billion for 2005; exports represented more than a quarter of this business' total sales.

Operating Efficiency
and Productivity Maximize Value

The delivery of exceptional quality products and services requires maximum efficiency and productivity at every level of our organization. Across the board, we are focused on initiatives designed to boost key performance indicators—such as pack to melt, furnace utilization, and machine speed. By increasing the productivity and efficiency of our assets, we create value for all of Vitro's stakeholders.

Company-wide Cost Reduction

Cost reduction is one of our organization's greater priorities. Although we achieved cost reductions in 2005, opportunities for saving still remain. To improve our business processes and lower our costs, each of our plants has developed projects that follow the Six Sigma methodology. Among their many projects, our glass-container operations increased their productivity, lightened the weight of certain containers, reduced the use of compressed air, and optimized their organizational structure. Similarly, our flat-glass operations relocated and consolidated some of their warehouses. Finally, at the corporate level, we have yielded significant cost and expense reductions through our company-wide competitive improvement programs.

Flexible Energy Management

High energy costs continued to pose a major challenge in 2005. Rather than react passively to market fluctuations, over the past few years, we have leveraged our operational flexibility and initiated programs to reduce the impact of these costs.

Alternate fuels provide an important avenue for energy cost reduction. In 2005 we worked to re-engineer our furnaces to run on fuel oil and/or pet coke—both of which are cost-effective alternatives to natural gas. Thus far, we have converted 22 percent of our furnaces to burn alternate fuels.


12/12 OZ.
GLASS

Mini-companies: Key to Success
By empowering our people we unlock their passion and dedication to achieve better results.


monia de Premiación
2 0 0 5



A Steadfast Commitment to Quality
Federico Sada, Chief Executive Officer of Vitro, accepts the National Quality Award from the President of Mexico, Vicente Fox, for Vitro's Industria del Álcali subsidiary.

Total Quality

Over the years, Vitro has garnered national and international recognition for its operational quality, and 2005 was no exception. In 2005 four of the company's operations—Industria del Álcali, Química M, Vidriera México, and Vitro Automotriz—were finalists for Mexico's prestigious National Quality Award. Industria del Álcali ultimately received the 2005 award for its consistently superior operating efficiency, productivity, and client satisfaction.

Created in 1990, the National Quality Award is presented annually to organizations that serve as a model of total-quality practices for others to follow.

Mini-companies, Maximum Productivity

Our mini-company system is one of our most successful productivity initiatives. Instituted at our glass-container plants, the system treats each product line as if it were a small company with its own performance indicators. These small, self-managed companies work as high-performance organizations in which decision making is shared and performance-based bonuses are awarded to all mini-company members. Given the glass-container operation's record pack-to-melt ratio in 2005, this system is clearly creating value for our company, our people, and our other key stakeholders.

Year	Company	Award
1995	Vitro Fibras*	National Quality Award
1998	Vitro Flex	National Quality Award
1999	Vidriera Los Reyes	National Quality Award
2000	Servicio Acros Whirlpool*	National Quality Award
2000	Vitro Fibras*	Ibero-American Quality Award
2001	Vidriera Los Reyes	Ibero-American Quality Award
2001	Vitro Flex	Ibero-American Quality Award
2005	Industria del Alcali	National Quality Award

* Former Vitro subsidiary

Award-winning Quality
We have continually pursued innovative ways to enhance quality across every aspect of our business—including our products, services, and relationships. Over the past 10 years, our unwavering commitment to quality has received important awards and industry recognition at national and international levels.

Social Responsibility
Unlocks the Potential of Our Relationships

Our commitment to social responsibility is an integral part of our corporate culture and strategy as reflected in our AST total quality management model. In this way, we not only unlock the value of our company, but also the potential of those with whom we work every day.

Unlocking Our People's Potential

Our most valuable asset is our people, so our commitment to social responsibility begins with them. We foster our employees' and families' health, safety, and overall quality of life through an array of corporate programs. We offer our people—and our communities—state-of-the-art health care through Clínica Vitro. Recognizing that prevention is the best medicine of all, we provide comprehensive industrial safety and education programs in the workplace. We also encourage our people and their families to take advantage of our various sports, culture, and recreational opportunities, including Vitro Club, ANSPAC, and Vitro Parque El Manzano —a forest retreat just south of Monterrey.

We place a premium on our people's educational growth and professional development. As part of our training strategy, all of our operations offer support to employees who wish to complete their elementary, junior high, and high school studies. Through our performance-based bonuses and our Incremental Improvement Awards program, we recognize and reward employee innovation across our organization. This combination of motivation and education creates a virtuous circle of development in which all of the participants gain.

Finally, through our relationship with Infonavit, a Mexican governmental housing program, we assist our workers to get housing credits toward the purchase of their own homes. Over the last seven years, we have helped our employees to receive more than 7,300 credits and positively impacted the quality of life of entire families.



A Relaxing Environment
Started in 1972, Vitro Parque El Manzano is a perfect place for our people to relax and enjoy themselves with their families.



A Rich History

Of its many activities, the Museo del Vidrio—the first and only onsite glass museum in Latin America—offers workshops to educate children about the history and art of glass, as well as the environmentally friendly practice of glass recycling.

Spreading Value Through Our Organizational Relationships

In the same way that we promote our people's health, safety, and quality of life, we work with our peers in the business community to create and sustain value in our society.

Our strong commitment to good corporate citizenship allows us to take leadership roles in key national and international organizations. Among our most noteworthy relationships, we are a member of the World Economic Forum. We also play an active role in Consejo Coordinador Empresarial (CCE), Consejo Mexicano de Comercio Exterior (Comce), Cámara de la Industria de Transformación (Caintra)—through which we are member of Confederación de Cámaras Industriales (Concamin)—Confederación Patronal de la República Mexicana (Coparmex), Consejo Empresario de América Latina (CEAL), Consejo Mexicano de Hombres de Negocios (CMHN), Consejo de Instituciones de Nuevo León (CINLAC), Centro de Productividad de Nuevo León, and Instituto de Protección Ambiental de Nuevo León (IPA). Through our long-standing relationships with U.S. authorities, we further are a pioneer in the area of secure cross-border trade, earning the approval of C-TPAT (Customs Trade Partnership Against Terrorism). Each of our organizational relationships plays a pivotal role in advancing the common good.


988
1,001
1,325
1,144
1,155
1,191
00
01
02
03
04
05
Total 7,307
Granted credits

A Home of Their Own

As a result of our relationship with Infonavit, we help our employees to achieve their goal of home ownership and foster our communities' development.


Luz de Vida
Vitro
Reciclemos por un mismo fin.
Vimex, Vitreyes, Dircom y Crinamex
unidos en una campaña contra el cáncer infantil
Ellos merecen una oportunidad
tu tienes la oportunidad de reciclar

Vitro's people help children with cancer ***through a glass-containers recycling campaign.*** **The recycled glass translates into in-kind donations—such as chairs, stretchers, and even toys—to the Fundación Luz de Vida, a foundation focused on the fight against cancer.**

Caring for Our Environment

As a member of the World Business Council for Sustainable Development (WBCSD), respect and care for the environment is one of our top priorities. A coalition of 180 international companies, we are united by our shared commitment to sustainable development through the three pillars of economic growth, ecological balance, and social progress.

Our environmental management system is an important part of our AST total quality management model. Through this system, we execute energy-conservation, emissions-reduction, and water-management programs at our facilities in Mexico. As a result of these programs, our containers' business managed to reduce its total energy use from 7.22 MMbtu/tvf in 2003 to 7.09 MMbtu/tvf in 2005. We have also improved the efficiency of our furnaces and increased our pack-to-melt index from 84.6 percent in 2003 to 86.3 percent in 2005.

Additionally, all of our domestic facilities voluntarily participate in the Mexican government's Clean Industry program. Of the 28 plants audited, 27 have earned Clean Industry certification and the remaining facility is progressing with the process. Moreover, four of our plants have recently received ISO 14000 certification.


PHILIPS

A Helpful Healthcare Provider

In 2005 Clínica Vitro was awarded the Nuevo León Quality Award. Functioning like a private hospital, Clínica Vitro provides a full range of medical services to our employees and the public.



Call for Art

The Museo del Vidrio launched a call for entries for the First Biennial for Art Work in Glass. This competition, scheduled for 2006, opens new avenues for Latin American-based plastic arts creators to showcase their work.

Fostering Our Communities' Development

We actively work to further the development of the communities we serve and encourage our people to get involved as volunteers. Through our coordination, sponsorship, and participation in local, national, and international glass-recycling programs, we share the economic and social benefits of recycling among a growing number of communities. Also, as a result of our efforts, we recycled 1,822 tons of glass in 2005, 37 percent more than 2004.

We also spring into action when our neighbors need our help. In 2005 we used all of our company's means of internal communication to mount a common front in aid of the victims of hurricanes Katrina, Rita, Stan, and Wilma, which ravaged several cities in the United States and Mexico. Joining forces with other institutions, our people found a way for our contributions to reach the communities hit with emergency housing, food, or monetary donations.

Another key component of our community outreach is our involvement with multiple civic-minded organizations, including our programs to reforest the Chipinque Ecological Park with the assistance of CONAFOR (Comisión Nacional Forestal-National Forest Commission) and our support to the National History Museum at Chapultepec Castle and Museo del Vidrio. Through these and other programs we reinforce our commitment to young people's cultural, environmental, and social education and development. The future of our world belongs to the young, and it is our responsibility to help them learn how to appreciate and preserve it.

Recycling Projects

	01	02	03	04	05
Schools	277	286	282	306	232
Associations	19	150	296	252	219
Municipalities	118	265	224	459	670
Restaurants Bars and Hotels	19	28	85	96	289
General & others	74	87	130	214	412
Total	507	816	1,017	1,327	1,822

A Responsible Neighbor

Through our coordination, sponsorship, and participation in local, national, and international glass-recycling programs, we improve our business, help our communities, and enhance the quality of our environment.

BOARD Of Directors

Our Board of Directors is elected to oversee management and to assure that the long-term interests of our shareholders are served; half of our Board is comprised of independent directors.

The Board's four committees also perform a number of specific functions. Comprised entirely of independent directors, the Audit Committee verifies that our company's internal and external auditing functions are conducted objectively and that the financial information our company presents to the public is reliable, sufficient, and transparent.

Established in 1998, the Corporate Responsibility Committee oversees and ensures that our corporate governance standards are applied correctly.

The Evaluation and Compensation Committee helps the Board to evaluate and compensate our company's top-level executives. And, the Finance and Planning Committee assists the Board to evaluate our company's long-term business strategy, ensuring investment and financing policies are in accordance with our company's strategic vision.

Adrián Sada G.

1944
Member since 1984 D

Chairman of the Board
Finance and Planning Committee President

Member of the Boards of Alfa, Gruma, Cydsa, Regio Empresas, Wharton (Latin American Executive Board for the Wharton School of Finance), Consejo Mexicano de Hombres de Negocios (CMHN), and Grupo de Industriales de Nuevo León.

Federico Sada G.

1949
Member since 1982 D

President and Chief Executive Officer

Member of the Boards of Bombardier, Inc., Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), University of Texas MD Anderson Cancer Center and Regio Empresas; Chairman of the Fundación Pro Museo Nacional de Historia (Castillo de Chapultepec), A.C.; Chairman of the Board of Trustees of Parque Ecológico Chipinque, A.C. de B.P.; Member of the International Business Council of the World Economic Forum and the World Business Council for Sustainable Development; former first Chairman of the Mexican Council for Foreign Trade (COMCE).

Adrián Sada T.

1920
Member since 1969 D

Honorary Chairman of the Board

Chairman of the Board of Vitro (1972-1991); Chairman of the Board of Fundación Martínez Sada.

Carlos E. Represas

1945
Member since 1998 A

Chairman of the Board of Nestlé México; Member of the Boards of Dreyer's Grand Ice Cream Holdings, Inc. and Bombardier, Inc.; Member of the Advisory Council of the Global Business Policy Council; Chairman of the Board of Trustees of the National Institute of Genomic Medicine of Mexico; President of the Mexico Chapter of the Latin American Chamber of Commerce in Switzerland; Member of the Boards of the Mexican Health Foundation and the Latin America Business Council (CEAL); Executive Vice President (Vevey, Switzerland) and President of the Americas of Nestlé, S.A. (1994-2004).

Jaime Serra P.

1951
Member since 1998 A

President of SAI Consultores, S.C.; Member of the Boards of Chiquita Brands International, Fondo México, Tenaris, and Grupo Modelo; Mexico's Secretary of Finance (1994), Secretary of Trade and Industry (1988-1994); and Undersecretary of Revenue, Ministry of Finance (1986-1988); Co-chair of the President's Council on International Activities of Yale University; Member of the Trilateral Commission and the U.S.-Mexico Bilateral Council.

Joaquín Vargas G.

1954
Member since 2000 A

Chairman of the Board of Grupo MVS Comunicaciones; Chairman of the Board of Corporación Mexicana de Restaurantes; Member of the Boards of Grupo Posadas and Grupo Costamex; Member of the Consejo Mexicano de Hombres de Negocios (CMHN).

Dionisio Garza M.

1954
Member since 1995 B

Chairman of the Board and Chief Executive Officer of Alfa; Chairman of the Board of Universidad de Monterrey (UDEM); Member of the Board of CEMEX; Member of the Consejo Mexicano de Hombres de Negocios (CMHN); Member of the Harvard University Advisory Committee to the David Rockefeller Center for Latin American Studies; Member of the Associate Board of Directors of the Harvard Business School; Member of the Advisory Council of Standford's University's Engineering School; Member of the Trilateral Commission.

Lorenzo H. Zambrano T.

1944
Member since 1998 A

Evaluation and Compensation Committee President

Chairman of the Board and Chief Executive Officer of CEMEX; Chairman of the Board of Enseñanza e Investigación Superior A.C., which is responsible for the management of the Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM); Member of the Board of Directors of IBM and the Citigroup International Advisory Board; Member of the Boards of Alfa, Empresas ICA, Femsa and Televisa; Member of the Stanford University's Graduate School of Business Advisory Council; Member of the Museo de Arte Contemporáneo (MARCO).

Gustavo Madero M.

1955
Member since 1996 A

Audit Committee President

Congressman (Representative) in the 59th Federal Legislature (2003-2006), Chairman of the Tax and Finance Commission; Member of the Board of Hermanos Madero.

Andrés A. Yarte C.

1941
Member since 1991 D

Corporate Responsibility Committee President

Chairman of the Board and Chief Executive Officer of Distribuidora de Productos Cerámicos, S.A., and K-Inver, S.A.

Tomás González S.

1943
Member since 1980 B

Chairman of the Board and Chief Executive Officer of Cydsa; Vice President of the Mexican Institute for Competitiveness; Honorary Consul-General of Japan at Monterrey, Mexico; Treasurer of the Fundación Martínez Sada; Member of the Consejo Mexicano de Hombres de Negocios (CMHN); and Member of the Board of Regio Empresas.

Carlos F. Muñoz O.

1955
Member since 2000 C

Vice President of Fomento Bursátil; Vice President of Super Mart; Vice President of Manufacturas de Concreto; Member of the Board (North Zone) of Banamex; Member of the Board of Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), Chihuahua Campus.

Raúl Rangel H.

1949
Member since 2001 A

Secretary of the Board since 1998

Legal and Strategic Services Consultant; President of the Advisory Council of Education in Nuevo León; Vice President of the Advisory Council of the Universidad Autónoma de Nuevo León (UANL); President of the Advisory Council of the School of Law and Criminology of the Universidad Autónoma de Nuevo León (UANL); Member of the Regional Board of Banco Nacional de México (Banamex); Member of the Universidad Autónoma de Nuevo León Foundation, A.C.; Member of the Board of Universidad de Monterrey (UDEM).

Alejandro Garza L.

1926
Member since 1972 A

Member of the Executive Committee of Desarrollo Inmobiliario Omega; Member of the Boards of Cydsa, Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), and Centro de Estudios en Economía y Educación; Member of the Wharton School of Business' Latin American Board and the Joseph H. Lauder Institute of Pennsylvania.

Eduardo G. Brittingham

1926
Member since 1972 A

Chief Executive Officer of Laredo Autos and Corporación Internacional de Manufacturas.

Manuel Güemez

1942
Examiner since 1999

As the Board's Examiner he participates in the Finance and Planning, Evaluation and Compensation, Audit, and Corporate Responsibility Committees.

Chairman of the Boards of Regio Empresas and Grupo PREZ; Member of the Advisory Committee Grupo de Seguridad Integral; Alternate Member of the Board of Gruma.

Julio Escámez F.

1934
Alternate Examiner since 1999

Member of the Board of Consorcio Industrial de Manufacturas, S.A., Member of the Board of Vitro (1974–1998).

Audit Committee

Gustavo Madero M. *(President)*
Jaime Serra P.
Joaquín Vargas G.
Alejandro Garza L.
Alfonso González M. *(Finance expert, non-Board member)*
Manuel Güemez *(Examiner)*

Evaluation & Compensation Committee

Lorenzo H. Zambrano T. *(President)*
Adrián Sada G.
Carlos E. Represas
Federico Sada G.
Eduardo G. Brittingham
Alejandro Garza L.
Manuel Güemez *(Examiner)*

Finance & Planning Committee

Adrián Sada G. *(President)*
Adrián Sada T.
Dionisio Garza M.
Tomás González S.
Federico Sada G.
Jaime Serra P.
Manuel Güemez *(Examiner)*

Corporate Responsibility Committee

Andrés A. Yarte C. *(President)*
Adrián Sada G.
Federico Sada G.
Carlos F. Muñoz O.
Raúl Rangel H.
Carlos E. Represas
Manuel Güemez *(Examiner)*

A = Independent
B = Related
C = Independent Proprietary
D = Related Proprietary

Operating & Financial
Review

You should read this discussion in conjunction with our consolidated financial statements, notes thereto, and other financial information included elsewhere in this document. We prepare our financial statements in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of several factors.

Economic Environment

General

2005 was a year of moderate global economic growth. The economies of Mexico and the United States—our two biggest markets—recorded actual GDP growth in 2005 of 3.0 percent and 3.5 percent, respectively, compared with growth of 4.4 percent and 4.2 percent, respectively, in 2004. Mexico's economic growth was mainly driven by the increase in oil prices. Analysts, however, continue to view the pace of growth as weak, largely due to Mexico's lack of progress on structural reforms. Over the past few years, Mexico's rate of inflation has remained low, amounting to 3.3 percent in 2005.

Natural gas prices reached new highs in 2005 due to the hurricanes' impact on U.S. production. The increase in energy prices caused a marginal increase in Mexico's industrial sector of 1.6 percent compared with 2004. In September 2005, the President of Mexico issued a decree to mantain at competitive levels the price of natural gas for industrial use in Mexico, effective September 2005 to January 2006. Consequently, the average price of natural gas for industrial use was approximately US$7.97 per MMbtu during this period. This price represented a significant advantage for Mexican industrial companies, particularly versus U.S. competitors. However, the 4.6 percent appreciation of the Mexican peso against the U.S. dollar made Mexico more attractive for imports, mainly from Asian manufacturers.

While helping the country to maintain low levels of inflation and a manageable deficit, the Mexican government's continued fiscal and monetary policy does not provide the flexibility necessary to support Mexico's

GDP Growth	2003	2004	2005
Mexico	1.3%	4.4%	3.0%
USA	2.7%	4.2%	3.5%

economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal.

Several factors could affect the growth of Mexico's economy and its industrial sector. These factors include the extent of the U.S. economic recovery and the participation of Mexico's industrial sector in that recovery; the Mexican government's approval and implementation of fiscal and other structural reforms such as the evolution of energy prices, particularly natural gas; and the political environment surrounding the presidential elections in July 2006. In spite of these political and economic dynamics, we will continue to focus on the factors within our control and position ourselves to take full advantage of arising market opportunities.

Exchange and Inflation Rates

An important portion of our revenues come from foreign markets, either as direct exports from Mexico or as sales from our international subsidiaries. Additionally, a significant part of our sales in Mexico are either invoiced in, or linked to, U.S. dollars. Thus, changes in the relative value of the currencies for which we sell our products can impact our year-over-year sales and margin comparisons.

Changes in the value of the Mexican peso relative to the U.S. dollar affect our results of operations. In general, a

	2003	2004	2005
Mexico Inflation (Based on changes in the Consumer Price Indexes)	4.0%	5.2%	3.3%
U.S. Inflation (Based on changes in the National Consumer Price Index)	1.9%	3.3%	3.5%
Inflation Differential USA/Mexico	2.1%	1.8%	(0.2%)
Nominal Peso Revaluation/ (Devaluation)	(7.6%)	0.8%	4.6%

Consolidated Net Sales

In millions of US dollars



Total
1,619 1,801 1,863 1,936 2,065 2,160 2,140 2,048 2,076 2,212
Domestic
793 951 948 975 1,000 1,028 1,002 904 872 916
Foreign
427 428 451 452 542 619 628 639 642 708
Export
399 422 464 509 523 513 510 505 562 588
96 97 98 99 00 01 02 03 04 05

** In this report we are considering Vitrocrisa as a discontinued operation.*

Vitro's Top Line Grows in 2005
Vitro's sales rose 6.6 percent to more than US$ 2.2 billion in 2005—with exports representing over a quarter of the company's total sales.

real devaluation of the Mexican peso will likely increase our operating margins, and a real appreciation of the Mexican peso will likely decrease our operating margins, when measured in Mexican pesos. This is because the aggregate amount of our consolidated net sales denominated in, or affected by, U.S. dollars exceeds the aggregate amount of our cost of goods sold and our sales, general, and administrative expenses denominated in, or affected by, U.S. dollars.

In 2005 the Mexican peso experienced a nominal appreciation of 4.6 percent compared with 0.8 percent in 2004. This appreciation mostly impacted our prices and income levels.

Consolidated Results of Operations

Net Sales

In 2005 our consolidated net sales were US$2,212 million, 6.6 percent more than our net sales in 2004. On a comparable basis—excluding companies divested in 2004 and 2005 (see Strategic Divestitures)—our sales grew 10 percent for the year. Our glass-containers business showed significant sales growth for the year as a result of greater economic activity in Mexico and overseas, as well as greater acceptance of our new products in the markets we serve.

Our flat-glass business' sales increased 4.4 percent compared with 2004. This increase resulted from 1.6 percent growth in exports, as well as sales growth from our flat-glass and auto-glass subsidiary in the United States and our construction-glass subsidiary in Spain. Our sales of automotive glass grew 6.6 percent, driven by the launch of new OEM platforms during the year.

In comparison, our glass-containers business' sales increased 16.1 percent, driven mainly by strong growth in the domestic beer and returnable soft-drink market segments. Our export sales growth primarily came from our wine and liquor products, as well as our cosmetic containers—which quality and price garnered excellent acceptance in foreign markets. Our domestic and export volumes increased 12 percent and 5 percent, respectively, in 2005.

Operating Income

For 2005, our consolidated EBIT and EBITDA increased 19.6 percent and 2.9 percent, respectively, compared with 2004. On a comparable basis—excluding companies divested in 2004 and 2005 (see Strategic Divestitures)—our EBIT increased 26.0 percent to US$154 million, from US$122 million in 2004, and our EBITDA increased 6.4 percent to US$337 million, from US$317 million in 2004.

The increase in EBIT and EBITDA was mainly due to our glass-containers business' record annual sales and EBITDA. Despite higher energy costs, glass containers' EBITDA rose more than 21 percent, driven by higher sales volume, better product mix, and improved production efficiency, which allowed for favorable fixed-cost absorption.

Consistent with the practices of the glass-containers industry, in 2004 we modified our depreciation and capitalization policy for molds, reducing their useful life from eight to three years and capitalizing replacement molds. This change generated an additional depreciation charge of approximately US$10.7 million. It also produced a capitalization of approximately US$4.9 million, representing a credit in the company's results.

In 2005 we continued to make progress on reducing our corporate overhead and expenses, maintaining strict cost management across all of our businesses. In fact, SG&A expenses as a percentage of sales fell by one percentage point year over year.

Total Financing Cost

For 2005, our total consolidated financing cost increased to US$127 million, from US$115 million in 2004, due to higher interest expense and to a lower non-cash, monetary-position gain of US$38 million compared with US$60 million in 2004, as well as our non-cash foreign currency exchange gain of US$36 million.

Other Expenses

During the year, we continued to downsize our corporate services—resulting in a charge of US$27 million—optimize our operations' performance, and divest businesses—resulting in a non-cash expense or asset write-off of US$47 million. We also recorded income of US$40 million, resulting from the designation of Vitro as the sole beneficiary of the assets held in a trust of Vitro Club.

Taxes

Total taxes and PSW for the year ended December 31, 2005, represented income of US$40 million compared with an expense of US$9 million for the year ended December 31, 2004. We realized a deferred-tax benefit of approximately US$55 million due to the recognition of the tax basis of certain assets of some foreign subsidiaries subject to repatriation.

Net Results

Our lower recorded taxes contributed to our improved results, generating a US$21 million net profit in 2005 compared with the US$1 million net loss recorded in 2004.

Capital Investment

In 2005 our capital investments amounted to US$93 million, less than the US$117 million invested in 2004. Throughout the year, we invested mainly in maintenance of our current facilities. In Flat Glass, we started to invest in the repair of the VF1 furnace, which was delayed until mid-February of 2006, as well as tools and equipment to serve new platforms for the OEM auto-glass business. In glass containers, a partial investment for a major furnace repair started towards the end of the year.

Consolidated Financial Position

As of December 31, 2005, our debt was US$1,383 million, US$60 million less than the US$1,443 million at year-end 2004. Considering our cash position, our net debt at year-end 2005 was US$1,218 million compared with US$1,171 million at year-end 2004.

For the third consecutive year, the company's debt profile showed improvement: (i) the average life of the company's

EBITDA / Total net financial expense

Times


1.0
1.7
2.4
2.2
2.1
2.3
2.6
2.1
1.9
1.7
96
97
98
99
00
01
02
03
04
05

debt as of December 31, 2005, was 3.9 years, compared with 3.8 years for year-end 2004; (ii) approximately 62 percent of debt maturities due in 2006 are at the operating-subsidiary level; (iii) our percentage of dollar debt was 83 percent of our total debt at year-end 2005, which justifies better debt service on our dollar flows.

We continued to access the national and international capital markets, including:

- On February 4, 2005, our glass-containers business successfully issued guaranteed non-subordinated bonds in the United States for US$80 million, expiring in 2011. This issuance was a reopening of the bonds issued in July 2004, which were well accepted by investors.
- On February 24, 2005, our containers business again obtained a guaranteed credit for US$150 million, which matures in 2010.
- On September 26, 2005, we announced the successful closing of two credit facilities for US$150 million, with an 18-month maturity. The first credit facility is a US$45 million secured working capital facility for Vitro Plan, S.A. de C.V. (flat glass). The second credit facility is a US$105 million unsecured guaranteed facility for Vitro Envases Norteamérica, S.A. de C.V. (VENA).

Furthermore, several times throughout the year we successfully placed stock certificates on the Mexican Stock Exchange.

- On February 7, 2006, we announced that our VENA subsidiary, Vitro's glass-containers holding company, successfully closed the issuance of senior secured short-term guaranteed notes (the "Notes") in the aggregate principal amount of US$75 million. The facility is secured on a *pari passu* basis, with the existing senior secured indebtedness of VENA. The Notes have a maturity of 12 months and a yield of 8.0 percent. The lower interest rate reflects VENA's strong performance and a clear decoupling of VENA and the holding company's risk.

Debt *

In millions of US dollars



Total debt 1,617 1,427 1,304 1,359 1,431 1,387 1,361 1,341 1,443 1,383
Total net debt
1,499
1,359
1,228
1,300
1,359
1,287
1,145
1,189
1,171
1,218
96 97 98 99 00 01 02 03 04 05

** In this report, we present Vitrocrisa as a discontinued operation. Therefore, its debt is not considered in these numbers.*

Strategic Divestitures

As a company that is completely focused on manufacturing, packaging, and distributing glass products, we have recently divested the following assets:

- Envases Cuautitlán S.A. de C.V.- In September 2003, we sold our shares of Envases Cuautitlán, S.A. de C.V. (ECSA) to Grupo Phoenix Capital Ltd. for approximately US$18 million. ECSA manufactures and distributes plastic containers.
- Vitro Fibras, S.A.- On April 2, 2004, we sold our shares of Vitro Fibras, S.A. to Owens Corning, Inc. for approximately US$71.5 million. Vitro Fibras manufactures and distributes thermal isolators and fiberglass products.
- Vitro American National Can, S.A. de C.V. (Vancan).- On September 27, 2004, we sold 50 percent of our Vancan shares to Rexam, Inc. for approximately US$26.5 million. Vancan manufactures and distributes aluminum containers.
- Plásticos Bosco, S.A. de C.V.- On April 1, 2005, we completed the sale of our 100 percent interest in Plásticos Bosco, S.A. de C.V. ("Plásticos Bosco"). Plásticos Bosco manufactures and distributes disposable tableware.
- Vitrocrisa.- As of December 31, 2005, our negotiations with Libbey for the sale of Vitrocrisa had advanced sufficiently to classify Vitrocrisa as a discontinued operation according to generally accepted accounting principles (GAAP). The sale is aligned with our strategic plan to reduce debt at the holding-company level.
- Química M, S.A. de C.V.- On March 2, 2006, we completed the sale of our 51 percent interest in Química M, S.A. de C.V. ("Química M") to Solutia, Inc. for US$20 million. Química M produces PVB interlayer, which is used to make laminated glass for automobiles and buildings.

Debt Structure

As of December 31, 2005 and 2004



Rate
Fixed Rate
Floating Rate + Fixed Spread
Mkt Conditions
2004 52 % 40% 8%
2005 55% 40% 5%
Currency
Dollars
Pesos
UDIS
Euros
2004 79% 11% 8% 2%
2005 83% 8% 7% 2%
Maturity
Short Term
Current maturities of LT Debt
Long Term
2004 14% 6% 80 %
2005 8% 14% 78%
Source
Banks
Market
2004 25% 75%
2005 20% 80%

Management's
Financial Responsibility

Management is responsible for the preparation of the Company's financial statements and other financial information included in this report. This responsibility includes maintaining the integrity and objectivity of financial records and the preparation of the financial statements in conformity with Mexican Generally Accepted Accounting Principles (GAAP).

The company maintains an internal control structure intended to provide reasonable assurance that its records reflect transactions arising from its operations in all material respects and to provide protection against significant misuse or loss of company assets.

The internal control structure is supported by the selection and training of qualified personnel, written policies and procedures, and by a staff of outsourced internal auditors who employ thorough auditing programs.

The Company's financial statements have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu, independent, certified public accountants; their audit was conducted in accordance with Mexican GAAP, which is substantially equivalent to the U.S. GAAP, and has considered the company's internal control structure. For further reference, the Independent Auditors' Report is included in this document.

The Audit Committee of our Board of Directors is responsible for determining that management fulfills its responsibilities regarding the financial control for the register and the reporting of operations and the preparation of financial statements.

The Audit Committee meets on a continuous basis with management, the internal auditors, and the independent auditors. The Audit Committee selects, compensates, and oversees the firm performing the independent audit of our financial statement. Only the Audit Committee can authorize the Company to engage the independent auditors in other non-audit projects.

The independent auditors and internal auditors have full and free access to the Audit Committee. They meet with this committee to discuss their audit work, the Company's internal controls, and financial reporting matters.

Federico Sada G.
President and
Chief Executive Officer

Claudio L. Del Valle C.
Chief Administrative Officer

Álvaro Rodríguez A.
Chief Financial Officer

March 8, 2006

Deloitte.

Galaz, Yamazaki,
Ruiz Urquiza, S.C.
Lázaro Cárdenas 2321 Poniente, PB
Residencial San Agustín
66260 Garza García, N.L.
México

Tel: + 52 (81) 8133 7300
Fax: + 52 (81) 8133 7383
www.deloitte.com/mx

Independent Auditors' Report

To the Board of Directors and Stockholders of Vitro, S.A. de C.V.
Garza García, N. L., Mexico.

(Amounts in millions of Mexican pesos)

We have audited the accompanying consolidated balance sheets of Vitro, S.A. de C.V. and Subsidiaries (the "Company") as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2005 (all expressed in millions of constant Mexican pesos as of December 31, 2005). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Company's consolidated subsidiaries mentioned in Note 2 b) for the year ended December 31, 2003, which statements reflect total net sales constituting 9% of consolidated net sales for the year ended December 31, 2003. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries for the year ended December 31, 2003, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

Effective January 1, 2005, as mentioned in Note 3 a), the Company adopted the provisions of certain new or revised accounting standards resulting in the following changes in accounting:

- The effect of adopting Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", including the related tax effects resulted in (i) the recognition of a liability of Ps. 126; (ii) the recognition of an asset of Ps. 71; (iii) a charge to other comprehensive income in stockholders' equity of Ps. 10 and; (iv) a credit to the cumulative effect of the change in accounting principle of Ps. 114 and (v) a credit to financing cost of Ps. 97, net of the effect of deferred income tax of Ps. 28.

- The Company discontinued amortizing goodwill as of January 1, 2005 and now performs an annual impairment test in accordance with Bulletin B-7, "Business Acquisitions". The amount of goodwill amortization in 2003 and 2004 was Ps. 54 and Ps. 44, respectively.

- Revised Bulletin D-3, "Labor Obligations", requires the recognition of a labor obligation for severance indemnities, other than restructuring. The transition obligation as a result of adopting this bulletin recorded by the Company was Ps. 123. The Company chose to record such amount as a transition liability to be amortized using the straight-line method over the average labor life of employees expected to receive such benefits.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Vitro, S.A. de C.V. and Subsidiaries as of December 31, 2004 and 2005, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Mexico.

Our audits also comprehended the translation of the Mexican peso amounts into U. S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 a). The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Miembro de Deloitte Touche Tohmatsu

C.P.C. Ernesto Cruz Velázquez de León

March 8, 2006

Member of
Deloitte Touche Tohmatsu

Consolidated Balance Sheets

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005)

	December 31,				Millions of US dollars (Convenience Translation)	
		2004		**2005**		**2005**
ASSETS						
Cash and cash equivalents	Ps.	2,621	**Ps.**	**1,318**	**US$**	**124**
Trade receivables, net		1,970		**1,206**		**113**
Retained undivided interests in securitized receivables		318		**794**		**75**
Other receivables		1,135		**1,376**		**129**
Inventories		3,723		**3,833**		**360**
Land and buildings held for sale				**411**		**39**
Current assets of discontinued operations		940		**743**		**70**
Current assets		10,707		**9,681**		**910**
Land and buildings		8,840		**8,432**		**793**
Machinery and equipment		7,817		**7,357**		**692**
Construction in progress		1,014		**580**		**55**
Goodwill		660		**592**		**56**
Intangible employee retirement obligations asset		414		**425**		**40**
Deferred taxes		176		**896**		**84**
Other assets		1,001		**972**		**91**
Non-current assets of discontinued operations		1,079		**1,128**		**106**
Long-term assets		21,001		**20,382**		**1,917**
Total assets	Ps.	31,708	**Ps.**	**30,063**	**US$**	**2,827**

Federico Sada G.
President and Chief Executive Officer

Claudio L. Del Valle C.
Chief Administrative Officer

Álvaro Rodríguez A.
Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005)

	December 31,				Millions of US dollars (Convenience Translation)	
		2004		**2005**		**2005**
LIABILITIES						
Short-term borrowings	Ps.	2,216	**Ps.**	**1,182**	**US$**	**111**
Current maturities of long-term debt		1,046		**2,345**		**220**
Trade payables		1,897		**1,842**		**173**
Tax liabilities		48		**151**		**14**
Accrued expenses		852		**1,032**		**97**
Other current liabilities		1,426		**1,355**		**128**
Current liabilities of discontinued operations		507		**346**		**33**
Current liabilities		7,992		**8,253**		**776**
Long-term debt		13,282		**11,182**		**1,052**
Employee retirement obligations and other long-term liabilities		1,352		**1,361**		**128**
Long-term liabilities of discontinued operations		1,018		**949**		**89**
Long-term liabilities		15,652		**13,492**		**1,269**
Total liabilities		23,644		**21,745**		**2,045**
STOCKHOLDERS' EQUITY						
Capital stock: no par value, 324,000,000 shares issued and outstanding		324		**324**		**30**
Restatement of capital stock		6,684		**6,684**		**629**
Restated capital stock		7,008		**7,008**		**659**
Treasury stock (51,044,097 shares in 2004 and 50,553,528 in 2005)		(613)		**(606)**		**(57)**
Additional paid-in capital		1,050		**1,050**		**99**
Shortfall in restatement of capital		(19,481)		**(19,428)**		**(1,827)**
Cumulative initial effect of deferred taxes		(1,677)		**(1,677)**		**(158)**
Minimum pension liability adjustment		(432)		**(418)**		**(39)**
Retained earnings reserved for reacquisition of Vitro shares		2,000		**2,000**		**188**
Retained earnings		17,451		**17,559**		**1,651**
Total majority interest		5,306		**5,488**		**516**
Minority interest in consolidated subsidiaries		2,758		**2,830**		**266**
Total stockholders' equity		8,064		**8,318**		**782**
Total liabilities and stockholders' equity	Ps.	31,708	**Ps.**	**30,063**	**US$**	**2,827**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Vitro, S.A. de C.V. and Subsidiaries

(Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

	Year ended December 31,			Millions of US dollars, except per share amounts (Convenience Translation) Year ended December 31,
	2003	2004	2005	2005
Net sales	Ps. 24,112	Ps. 24,018	**Ps. 24,150**	**US$ 2,271**
Cost of sales	17,218	17,392	**17,449**	**1,641**
Gross profit	6,894	6,626	**6,701**	**630**
Selling, general and administrative expenses	5,117	5,139	**5,039**	**474**
Operating income	1,777	1,487	**1,662**	**156**
Total financing cost	2,064	1,401	**1,382**	**130**
Operating income (loss) after financing cost	(287)	86	**280**	**26**
Other expenses, net	150	138	**400**	**37**
Loss from continuing operations before taxes and workers' profit sharing	(437)	(52)	**(120)**	**(11)**
Income and asset tax expense (benefit)	35	(9)	**(483)**	**(45)**
Workers' profit sharing	41	119	**47**	**4**
Net income (loss) from continuing operations before change in accounting principle	(513)	(162)	**316**	**30**
Net income from discontinued operations	59	90	**3**	
Cumulative effect of change in accounting principle, net of tax			**(114)**	**(11)**
Net income (loss) for the year	Ps. (454)	Ps. (72)	**Ps. 205**	**US$ 19**
Net minority income	Ps. 194	Ps. 223	**Ps. 157**	**US$ 15**
Net majority income (loss)	(648)	(295)	**48**	**4**
	Ps. (454)	Ps. (72)	**Ps. 205**	**US$ 19**
Earnings per common share (based on weighted average shares outstanding of 275,152,973 for 2003, 271,840,010 for 2004 and 273,116,069 for 2005):				
Net income (loss) from continuing operations before change in accounting principle	Ps. (1.86)	Ps. (0.60)	**Ps. 1.16**	**US$ 0.10**
Net income from discontinued operations	0.21	0.33	**0.01**	
Cumulative effect of change in accounting principle			**(0.42)**	**(0.03)**
Minority income	(0.71)	(0.82)	**(0.57)**	**(0.05)**
Majority income (loss)	Ps. (2.36)	Ps. (1.09)	**Ps. 0.18**	**US$ 0.02**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Financial Position

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005)

	Year ended December 31,			Millions of US dollars, except per share amounts (Convenience Translation) Year ended December 31,
	2003	2004	**2005**	**2005**
OPERATING ACTIVITIES:				
Net income (loss) from continuing operations before change in accounting principle	Ps. (513)	Ps. (162)	**Ps. 316**	**US$ 30**
Add (deduct) non-cash items:				
Depreciation and amortization	1,861	2,091	**1,702**	**160**
Provision for employee retirement obligations	261	266	**322**	**30**
Amortization of debt issuance costs	68	124	**203**	**19**
Loss (gain) from sale of subsidiaries and associated companies	(38)	(505)	**127**	**12**
Write-off and loss from sale of assets	137	334	**351**	**33**
Mark-to market of derivative financial instruments			**(120)**	**(11)**
Gain on execution of Vitro Club's trust			**(424)**	**(40)**
Deferred taxes and workers' profit sharing	(133)	(94)	**(688)**	**(65)**
	1,643	2,054	**1,789**	**168**
Decrease (increase) in trade receivables	(92)	(247)	**677**	**64**
(Increase) decrease in inventories	61	(232)	**(148)**	**(14)**
Increase (decrease) in trade payables	(167)	(1)	**16**	**2**
Change in other current assets and liabilities, net	12	361	**(410)**	**(39)**
Employee retirement obligations	(193)	(211)	**(272)**	**(26)**
Net Income from discontinued operations	59	90	**3**	
Discontinued operations	307	226	**258**	**25**
Net resources generated from operating activities	1,630	2,040	**1,913**	**180**
FINANCING ACTIVITIES:				
Proceeds from short-term bank loans	2,714	3,485	**2,818**	**265**
Proceeds from long-term bank loans	6,408	5,486	**5,432**	**511**
Amortization in real terms of bank loans	(629)	(809)	**(508)**	**(48)**
Payment of short-term bank loans	(5,256)	(3,753)	**(4,049)**	**(381)**
Payment of long-term bank loans	(3,109)	(3,794)	**(5,395)**	**(507)**
Monetary effect on liabilities with financing cost	(261)	160	**1**	
Acquisition of treasury stock	(67)			
Issuance of treasury stock	16	15	**7**	**1**
Dividends paid to stockholders of Vitro, S.A. de C.V.	(121)	(95)	**(92)**	**(9)**
Dividends paid to minority interest	(80)	(142)	**(85)**	**(8)**
Discontinued operations	(252)	(161)	**(83)**	**(8)**
Net resources (used in) generated from financing activities	(637)	392	**(1,954)**	**(184)**
INVESTING ACTIVITIES:				
Investments in land and buildings and machinery and equipment	(1,796)	(1,361)	**(1,015)**	**(96)**
Proceeds from sale of land and buildings and machinery and equipment	43	20	**29**	**3**
Deferred charges	(222)	(280)	**(255)**	**(24)**
Proceeds from sale of subsidiaries and associated companies	207	918	**157**	**15**
Discontinued operations	(114)	(155)	**(178)**	**(17)**
Net resources used in investing activities	(1,882)	(858)	**(1,262)**	**(119)**
Net (decrease) increase in cash and cash equivalents	(889)	1,574	**(1,303)**	**(123)**
Balance at beginning of year	1,936	1,047	**2,621**	**247**
Balance at end of year	Ps. 1,047	Ps. 2,621	**Ps. 1,318**	**US$ 124**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

	Restated capital stock	Treasury stock and additional paid-in capital	Shortfall in restatement of capital	Cumulative initial effect of deferred taxes	Minimum pension liability adjustment	Retained earnings	Minority interest	Stockholders' equity
Balance at January 1, 2003	**Ps. 7,008**	**Ps. 454**	**Ps. (19,358)**	**Ps. (1,677)**	**Ps. (337)**	**Ps. 20,610**	**Ps. 3,029**	**Ps. 9,729**
Dividends								
(Ps. 0.40 per share)						**(121)**		**(121)**
Decrease in minority interest							**(137)**	**(137)**
Additional paid-in capital		**18**						**18**
Acquisition of treasury stock		**(66)**						**(66)**
Sale of treasury stock		**16**						**16**
Comprehensive loss			**148**		**(21)**	**(648)**	**88**	**(433)**
Balance at December 31, 2003	**7,008**	**422**	**(19,210)**	**(1,677)**	**(358)**	**19,841**	**2,980**	**9,006**
Dividends								
(Ps. 0.32 per share)						**(95)**		**(95)**
Decrease in minority interest							**(319)**	**(319)**
Issuance of treasury stock		**15**						**15**
Comprehensive loss			**(271)**		**(74)**	**(295)**	**97**	**(543)**
Balance at December 31, 2004	**7,008**	**437**	**(19,481)**	**(1,677)**	**(432)**	**19,451**	**2,758**	**8,064**
Dividends								
(Ps. 0.30 pesos per share)						**(92)**		**(92)**
Revoked dividend						**152**		**152**
Decrease in minority interest							**(79)**	**(79)**
Sale of treasury stock		**7**						**7**
Comprehensive income			**53**		**14**	**48**	**151**	**266**
Balance at December 31, 2005	**Ps. 7,008**	**Ps. 444**	**Ps. (19,428)**	**Ps. (1,677)**	**Ps. (418)**	**Ps. 19,559**	**Ps. 2,830**	**Ps. 8,318**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Activities of the company

Vitro, S.A. de C.V. ("Vitro") is a holding company, whose subsidiaries manufacture and market glass, flat glass for construction and automotive uses, glassware for table and kitchen use, thermoformed articles, mineral products and capital goods.

2. Basis of presentation and principles of consolidation

a) Basis of presentation

The consolidated financial statements of Vitro and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of December 31, 2005, except per share amounts. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States of America ("US") dollars at the rate of Ps. 10.6344 per one dollar, the rate of exchange determined by the Banco de México (Mexico's Central Bank) on December 31, 2005. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America (the "United States").

b) Consolidated subsidiaries

Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock, or which Vitro controls, are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders' equity and revenues and expenses. All significant intercompany balances and transactions have been eliminated in consolidation. At December 31, 2005, the main subsidiaries the Company consolidates are:

FLAT GLASS Vitro Plan, S.A. de C.V. (65%)	GLASS CONTAINERS Vitro Envases Norteamérica, S.A. de C.V. (100%)	GLASSWARE
Vitro Vidrio y Cristal, S.A. de C.V.	Compañía Vidriera, S.A. de C.V.	Vitrocrisa Holding, S. de R.L. de C.V. (51%)*
Vitro Automotriz, S.A. de C.V.	Vidriera Monterrey, S.A. de C.V.	- Vitrocrisa, S. de R.L. de C.V.*
Distribuidora Nacional de Vidrio, S.A. de C.V.	Vidriera Guadalajara, S.A. de C.V.	- Vitrocrisa Comercial, S. de R.L. de C.V.*
Vidrio Plano de México, S.A. de C.V.	Vidriera Los Reyes, S.A. de C.V.	Fabricación de Cubiertos, S.A. de C.V.
Vitro Flex, S.A. de C.V. (62%)	Vidriera México, S.A. de C.V.	
Vitro AFG, S.A. (50%)	Vidriera Querétaro, S.A. de C.V.	**CORPORATE**
Cristales Automotrices, S.A. de C.V. (51%)	Vidriera Toluca, S.A. de C.V.	
Vitro Flotado Cubiertas, S.A. de C.V.	Vitro Packaging, Inc.	Vitro Corporativo, S.A. de C.V.
Vitro America, Inc.	Empresas Comegua, S.A. (49.7%)	Servicios y Operaciones Financieras Vitro,
Vitro Colombia, S.A.	Vidrio Lux, S.A.	S.A. de C.V.
Química M, S.A. de C.V. (51%)	Industria del Álcali, S.A. de C.V.	Aerovitro, S.A. de C.V.
Vitro Cristalglass, S.L. (60%)	Comercializadora Álcali, S. de R.L. de C.V.	
- Vitro Chaves Industria de Vidro, S.A. (60%)	Fabricación de Máquinas, S.A. de C.V.	

* Companies reported as discontinued operation, see note 4.

Until December 31, 2003, Vitro's subsidiaries Empresas Comegua, S.A. ("Comegua") and Vitro Flex, S.A. de C.V. were audited by a public accounting firm other than the Company's principal auditor.

In order to consolidate the financial statements of foreign subsidiaries, the effects of inflation were taken into consideration in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", as amended. Such companies' financial statements are translated into Mexican pesos using the current rate method. The assets, liabilities, stockholders' equity and the statement of operations accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included in shortfall in restatements of capital as a component of stockholders' equity.

c) Investment in associated companies

Associated companies are those companies in which Vitro holds, as a permanent investment, less than 50% of the capital stock and maintains significant influence but does not control the entity. Such investments are accounted for by the equity method.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

d) Comprehensive income (loss)

Represents changes in stockholders' equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2004 and 2005, other comprehensive income (loss) items consist of the shortfall in restatement of capital, the translation effects of foreign subsidiaries and the additional minimum pension liability adjustment.

3. Principal accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a) Changes in accounting policies:

Severance payments at the end of the work relationship. - Effective January 1, 2005, the Company adopted the provisions of revised Bulletin D-3, "Labor Obligations" ("D-3"), related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is Ps. 123. The Company chose to record such amount as a transition liability to be amortized using the straight-line method over the average labor life of employees expected to receive such benefits.

Business Acquisitions.- As of January 1, 2005, the Company adopted the provisions of Bulletin B-7, "Business Acquisitions" ("B-7"). Bulletin B-7 provides rules for the accounting treatment of business acquisitions. It establishes, among others, that a) the adoption of the purchase method as the sole valuation rule for these transactions; b) goodwill arising from an acquired entity should not be amortized, but should be subject to impairment tests, at least on an annual basis in conformity with Bulletin C-15, "Accounting for Impairment and Disposal of Long-lived Assets". It also provides rules for the accounting treatment of asset transfers or share exchanges between entities under common control and for the acquisition of minority interest, the effects of which are recorded in stockholders' equity. The effect of adopting Bulletin B-7 in 2005 was to discontinue the amortization of goodwill on acquisition of subsidiaries and is one subject to impairment test annually. Amortization of goodwill in 2003 and 2004 was Ps. 54 and Ps. 44, respectively.

Derivative financial instruments and hedging operations. - Effective January 1, 2005, the Company adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which requires that all derivative instruments be recognized at fair value, sets the rules to recognize hedging activities and requires separation, if practical, of embedded derivative instruments. With respect to cash flow hedging, Bulletin C-10 establishes that the effective portion be recognized temporarily in other comprehensive income within stockholders' equity, with subsequent reclassification to current earnings at the time it is affected by the hedged item. The ineffective portion should be immediately recognized in current earnings. Through December 31, 2004, according to prior accounting standards (Bulletin C-2, "Financial Instruments"), the Company did not recognize the effect of hedging derivatives under financial expenses until the flow exchanges mentioned in the swap contract were actually executed. The effect of adopting Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", including the related tax effects resulted in (i) the recognition of a liability of Ps. 126; (ii) the recognition of an asset of Ps. 71; (iii) a charge to other comprehensive income in stockholders' equity of Ps. 10 and; (iv) a credit to the cumulative effect of the change in accounting principle of Ps. 114 and (v) a credit to financing cost of Ps. 97, net of the effect of deferred income tax of Ps. 28.

b) Recognition of the effects of inflation

The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, which are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year.

Vitro's Mexican subsidiaries use the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index, or "NCPI"), published by Banco de México. For Vitro's foreign subsidiaries the Consumer Price Index – All Urban Consumers – All Items, Unadjusted ("CPI") published by the US Labor Department is used to restate the financial statements, and the restated financial statements are translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company's subsidiaries located in Spain for which it applies the Price Consumption Index ("PCI"), published by the National Institute of Statistics of Spain before translation in to Mexican pesos using the exchange rate of the Euro.

The recognition of the effects of inflation result primarily, in gain or loss by inflation over monetary and non monetary accounts, presented in the financial statements under the next two entries:

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

- *Shortfall in restatement of capital.* - This item, which is an element of stockholders' equity, represents the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation.

- *Monetary position result.* - Monetary position result reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total financing cost. For foreign subsidiaries the result from monetary position is calculated using the CPI, except in the case of the Company's subsidiaries located in Spain for which it applies the PCI.

- Bulletin B-12, "Statement of Changes in Financial Position", establishes presentation requirements related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are considered cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

c) Cash and cash equivalents

Highly liquid short-term investments with original maturities of ninety days or less, consisting primarily of Mexican Government Treasury Bonds held in money market accounts, are classified as cash equivalents. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value.

d) Financial instruments

Assets and liabilities resulting from any financial instrument, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes, are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses, or income from the assets or liabilities whose risks are being hedged.

e) Inventories and cost of sales

Inventories are stated at the lower of replacement cost using the latest purchase price method without exceeding net realizable value. Cost of sales is restated using replacement cost or the latest production cost at the time of the sale.

f) Land, buildings, machinery and equipment

Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized and restated using the NCPI. The initial balance to apply the NCPI was the net replacement value as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on the inflation indices mentioned above and the exchange rate at the end of each period.

Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets. The depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

	Years
Buildings	**20 to 50**
Machinery and equipment	**5 to 30**

Until December 31, 2003, the Company depreciated the molds over 8 years with subsequent improvements charged to the results of operations. In 2004 the Company modified its depreciation and capitalization policy for molds, changing the estimated useful life from 8 to 3 years and began expensing related maintenance costs as incurred. The change in estimate generated an additional depreciation charge of approximately Ps. 123 in 2003. The change also resulted in additional capitalization of approximately Ps. 56. The revised depreciation policy is consistent with industry standards.

Maintenance and repair expenses are recorded as costs and expenses in the period incurred.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

g) *Impairment of long-lived assets in use*

The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors. The Company recognized impairment charges in 2004 and 2005 of Ps. 80 and Ps. 345, respectively, which were recorded in the results of operations.

h) Derivative financial instruments

The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. Through December 31, 2004, hedging derivatives were valued using the same valuation criteria used for the hedged item. Beginning in 2005, when derivatives are designated as hedging, fair value is recognized depending on whether it is a fair value hedge or a cash flow hedge.

Changes in the fair value of derivative instruments designated as hedging are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings; (2) for cash flow hedges, changes are temporarily recognized as a component of other comprehensive income and then reclassified to current earnings when affected by the hedged item. The ineffective portion of the change in fair value is immediately recognized in current earnings, within comprehensive financing cost, regardless of whether the derivative instrument is designated as a fair value hedge or a cash flow hedge.

The Company uses interest rate swaps, foreign currency forward contracts and different natural gas derivative instruments to manage its exposure to these market risks. The Company formally documents all hedging relationships, including their objectives and risk management strategies to carry out derivative transactions.

While certain derivative financial instruments are contracted for hedging from an economic point of view, they are not designated as hedges for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total financing cost.

As of January 1, 2005, hedging derivative instruments are recorded as assets or liabilities without offsetting them against the hedged items; until December 31, 2004, the related standard required offsetting.

i) Compound financial instruments

Compound financial instruments are contracts that include both liability and equity elements; they are recognized by the Company based on the nature of such elements and the substance of the transaction, rather than its legal form. The elements that represent unavoidable payment obligations are recognized as liabilities, while other elements are recorded under equity, when the contractual provisions establish an ownership relationship with the holder of the instrument. Initial costs incurred on the issuance of a compound financial instrument are proportionately assigned to liabilities and equity. Costs assigned to equity are deducted from additional paid-in capital, if any, and costs assigned to liabilities are included in deferred assets, which are amortized over the related contractual term.

j) Goodwill

Through December 31, 2004, goodwill represented the excess of cost over recorded value of subsidiaries as of the date of acquisition and was restated using the NPCI and amortized using the straight-line method over 20 years. Amortization in 2003 and 2004 was Ps. 54 and Ps. 44, respectively. Beginning on January 1, 2005, goodwill represents the excess of fair value over cost of subsidiaries as of the date of acquisition. It is restated using the NPCI and at least once a year is subject to impairment tests, as it ceased to be amortized under the provisions of Bulletin B-7.

k) Employee retirement obligations

Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Through December 31, 2004, severance payments at the end of the work relationship were charged to results when the liability was determined to be payable.

l) Employee stock option plan

An employee stock option plan (see note 15 b) was adopted in 1998. The Company is accounting for stock-based compensation using a fair value based method. Compensation cost is measured at the grant date based on the fair value of the stock option award and is recognized over the vesting period.

m) Transactions in foreign currency for Mexican subsidiaries

All transactions in foreign currency are translated at the exchange rate as of the date of such transactions. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate at the date of the financial statements. Exchange fluctuations are recorded in the statements of operations as part of the total financing cost.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

n) Revenue recognition

Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to customers in satisfaction of orders.

o) Income tax, tax on assets and workers' profit sharing

Income taxes ("ISR") and statutory workers' profit sharing ("PTU") are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax bases of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

Tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet increasing the deferred ISR asset.

p) Earnings (loss) per share

Basic earnings (loss) per common share are calculated by dividing consolidated net income (loss) of majority stockholders by the weighted average number of shares and equivalent common shares outstanding during the year. Diluted earnings per share is not presented for periods in which the effect of including common stock equivalents is anti-dilutive or periods in which the Company records a net loss from continuing operations. In 2005 diluted earnings per share was not presented as it is the same as basic earnings per share.

q) Foreign subsidiaries as economic hedges

In March 2004, management designated some of its foreign subsidiaries as economic hedges, whose accounting treatment is as follows:

The results from exchange rate fluctuations and from monetary position are presented in the shortfall in restatement of capital within stockholders' equity to the extent the net investment in the foreign subsidiary covers the debt. The results from monetary position are measured using inflation factors from the designated subsidiary's country of origin. The effect related to this change on the results of operations for 2004 and 2005 was Ps. 2 and Ps. (87), respectively.

r) Provisions

Are recognized for current obligations that, result from a past event, are probable to result in the use of economic resources, and can be reasonably estimated.

4. Discontinued operations

On July 27, 2005, the Company announced its intention to pursue the sale of its 51% ownership in Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries and Crisa Libbey S.A. de C.V. (together "Vitrocrisa") to the 49% owner Libbey, Inc. ("Libbey"). Libbey has been the exclusive distributor in the United States and Canada of the products manufactured by Vitrocrisa since the formation of the venture between both companies in 1997. Our efforts to consummate this sale continue.

Vitrocrisa, which was previously one of our reportable segments is presented as a discontinued operation as of December 31, 2005 as its eventual disposition represents the interruption of a significant activity of the Company. The following table discloses the condensed balance sheets and condensed income statements of Vitrocrisa for all periods presented:

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

Condensed balance sheets:	December 31, 2004		2005	
Assets:				
Cash and cash equivalents	Ps.	59	Ps.	56
Trade receivables, net		301		244
Inventories		437		413
Other currents assets		143		30
Current assets		940		743
Property, plant and equipment		1,231		1,226
Other long-term assets		(152)		(98)
Long-term assets		1,079		1,128
Total assets	Ps.	2,019	Ps.	1,871
Liabilities :				
Trade payables	Ps.	259	Ps.	175
Short-term borrowings		77		95
Other current liabilities		171		76
Current liabilities		507		346
Long-term debt		659		570
Other long-term liabilities		359		379
Long-term liabilities		1,018		949
Total liabilities	Ps.	1,525	Ps.	1,295

Condensed income statements	Year ended December 31, 2003		2004		2005	
Net sales	Ps.	2,258	Ps.	2,314	Ps.	2,164
Cost of sales		1,873		1,986		1,886
Gross profit		385		328		278
Selling, general and administrative expenses		205		232		219
Operating income		180		96		59
Total financing cost		114		48		29
Income tax expense (benefit)		7		(42)		27
Net income	Ps.	59	Ps.	90	Ps.	3

5. Trade receivables

a) Trade receivables are recorded net of allowance for doubtful accounts of Ps. 117 and Ps. 176 at December 31, 2004 and 2005, respectively.

b) At December 31, 2005, the Company recorded Ps. 86 as restricted cash. This amount includes Ps. 32 of margin calls derived from foreign exchange options and Ps. 54 of a collateral held with one of its counterparties in its natural gas hedges. Restricted cash is included in other receivables.

c) Sales of receivables
The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of some of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. As of December 31, 2004 and 2005, the total amount of trade receivables sold in our factoring agreements is US$ 74 and US$ 18 million, respectively as follows:

- Vitro Cristalglass, S.L. ("Vitro Cristalglass"), has a revolving factoring program with several financial institutions. As of December 31, 2004 and 2005 the maximum capacity available under these programs is US$ 28 and US$ 31 million, respectively. As of December 31, 2004 and 2005 Vitro Cristalglass had sold approximately US$ 21 and US$ 18 million of trade receivables, respectively.
- During 2004, Compañía Vidriera, S.A. de C.V. ("Compañía Vidriera"), had a revolving factoring agreement with Transamerica Commercial Finance Corporation. As of December 31, 2004 the maximum capacity available under this program was US$ 75 million from which Compañía Vidriera had sold approximately US$ 53 million. The Company terminated this agreement in 2005 and it was not renewed.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

d) Securitization of trade receivables:

- Securitization of Vitro Envases Norteamérica, S.A. de C.V. ("VENA") trade receivables. - On March 31, 2005, Compañía Vidriera, S.A. de C.V., Industria del Álcali, S.A. de C.V. and Comercializadora Álcali, S. de R.L. de C.V., all subsidiaries of VENA, closed a five-year non-recourse revolving accounts receivable facility, through which such companies obtained approximately Ps. 550 and US$ 19 million. The VENA subsidiaries entered into an agreement to sell all of their trade accounts receivable, on a revolving basis, to a trust (the "Trust", a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The Ps. 550 was obtained through the issuance of certified preferred securities ("certificados bursátiles preferentes") that trade on the Mexican Stock Exchange issued by the Trust, and US$ 19 million in subordinated notes, which are guaranteed by us. The interest payments and eventual principal reimbursement on the certificados bursátiles preferentes and the subordinated notes are payable from the collection of the receivables originated by the VENA subsidiaries and sold to the Trust. At December 31, 2005 the gross receivables sold to the Trust totaled Ps. 742 and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 was Ps. 153.

- Securitization of Vitro Plan, S.A. de C.V. ("Vitro Plan") trade receivables. - On August 22, 2005, Vitro Plan, the holding company of our flat glass segment, closed a private issuance of promissory notes in the United States for US$ 21.5 million, at an interest rate of 6.5%. Vitro Plan entered into an agreement to sell all of its trade accounts receivable, on a revolving basis, to a trust (the "Trust", a qualifying special purpose entity) that was formed prior to the execution of this agreement for the sole purpose of buying and selling accounts receivable and is designed to be bankruptcy remote. The interest payments and eventual principal reimbursement will be provided from the collection of the receivables originated by four subsidiaries of Vitro Plan and sold to the Trust, which are: Distribuidora Nacional de Vidrio, S.A. de C.V., Vitro Flotado Cubiertas, S.A. de C.V., Vitro Automotriz, S.A. de C.V. and Vitro Vidrio y Cristal, S.A. de C.V. At December 31, 2005, the gross receivables sold to the Trust totaled Ps. 677 and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2005 was Ps. 315.

- During 2004, Vitro América, Inc. ("Vitro America") closed a contract for selling all their accounts receivable, on a revolving basis, to VVP Funding, a wholly-owned subsidiary of Vitro América. VVP Funding is a special-purpose entity that was formed prior to the execution of this agreement for the sole purposes of buying and selling accounts receivable and is designed to be bankruptcy remote. VVP and VVP Funding entered an agreement with an unrelated major financial institution whereby VVP Funding sells, on a revolving basis and subject to the maintenance of certain financial and receivables-based ratios, an undivided percentage ownership in all eligible accounts receivable, as defined, for consideration composed of cash up to a maximum account of US$ 40 million and retained undivided interests in securitized receivables. The contract expires in May 2007 and is subject to annual renewal approval by the financial institution. The transfer of undivided ownership interests from VVP Funding to the unrelated major financial institution for cash consideration is accounted for as a sale of receivables. As of December 31, 2004 and 2005, the gross receivables sold totaled approximately US$ 63 and US$ 71 million, respectively and are reflected as a reduction of trade accounts receivable. The estimated fair value of the retained undivided interests in securitized receivables at December 31, 2004 and 2005 was US$ 29 and US$ 31 million, respectively.

6. Inventories

Inventories are summarized as follows:

	December 31, 2004	December 31, **2005**
Semi-finished and finished products	Ps. 2,573	**Ps. 2,756**
Raw materials	557	**549**
Packaging materials	78	**63**
	3,208	**3,368**
Spare parts	250	**228**
Refractory	11	**7**
Merchandise in transit	244	**172**
Other	10	**58**
	Ps. 3,723	**Ps. 3,833**

7. Land and buildings held for sale

At December 31, 2005, the Company has classified as held for sale one of its corporate buildings and two parcels of land with a book value of Ps. 411, which is recorded net of an impairment charge of Ps. 177 as a result of writing the assets down to their fair value, less costs to sell.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

8. Land, buildings, machinery and equipment

a) Land, buildings, machinery and equipment are summarized as follows:

	December 31,			
		2004		**2005**
Land	Ps.	3,544	**Ps.**	**3,503**
Buildings		10,462		**10,286**
Accumulated depreciation		5,166		**5,357**
	Ps.	8,840	**Ps.**	**8,432**
Machinery and equipment	Ps.	24,193	**Ps.**	**24,224**
Accumulated depreciation		16,376		**16,867**
	Ps.	7,817	**Ps.**	**7,357**

b) At December 31, 2005, the Company land and buildings of Ps. 1,008 that are currently in use, but whose disponsal has been approved by management.

9. Derivative financial instruments

At December 31, 2005, the Company's derivative financial instruments had the following positions:

a) Hedge designation

Derivative financial instruments	Notional amount	Period		Fair value asset (liability)
Foreign exchange options:				
Purchase calls	US$ 31.1 million	January to May 2006	Ps.	0
Written puts	US$ 62.2 million	January to May 2006		(28)
Total foreign exchange options				(28)
Interest rate swaps:				
Purchase of interest rate swaps	US$ 281.8 million	March 2006 to December 2007		35
Sale of swaptions	US$ 181.1 million	January 2008 to December 2009		(6)
Purchase of interest rate guarantee	US$ 150.0 million	March to September 2006		2
Total interest rate swaps				31
Natural gas contracts:				
Purchase of swaps	1,742,000 MMBTUS	January to December 2006		4
Sale of swaps	1,370,000 MMBTUS	January to December 2006		(55)
Purchase of forwards	7,500,000 MMBTUS	January to May 2006		(47)
Total natural gas contracts				(98)
Total			Ps.	**(95)**

As of December 31, 2005, Ps. 81 of the derivative financial instruments mentioned above was recognized in current earnings as a component of total financing cost as they were not designated as hedges for accounting purposes.

Derivatives designated as hedges for accounting purposes correspond to the Company's foreign exchange options amounted to Ps. 14 are reflected as a charge within other comprehensive income in stockholders' equity as they meet the effectiveness requirements contemplated by Bulletin C-10.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

During 2005, the Company paid Ps. 113 related to derivative financial instruments that matured, recording the charge in total financing cost.

b) Embedded derivatives
The Company identified embedded derivatives within certain supply contracts. As of December 31, 2005, the amount recognized for these instruments was a credit to total financial cost of Ps. 16.

10. Short-term borrowings

At December 31, 2004 and 2005, short-term borrowings denominated in Mexican pesos totaled Ps. 620 and Ps. 88, respectively, and short-term borrowings denominated in US dollars totaled Ps. 1,596 and Ps. 1,094, respectively. During 2005, the Company's weighted average rate for short-term borrowings in Mexican pesos was 12.62% and for short-term borrowings denominated in US dollars was 6.88%.

11. Long-term debt

a) Long-term debt consists of the following:

		December 31, 2004	December 31, 2005
I.	**Foreign Subsidiaries (payable in US dollars):**		
	Secured debt, floating interest rate based on LIBOR plus a spread between 1.25% and 3.15%, principal payable in several installments through 2009.	Ps. 133	**Ps. 65**
	Unsecured debt, floating interest rate based on LIBOR plus a spread of 1.75%, principal payable in several installments through 2009.	60	**48**
II.	**Foreign Subsidiaries (payable in Euros):**		
	Secured debt, floating interest rate based on EURIBOR plus a spread of 1.25%, principal payable in several installments through 2008.	13	**9**
	Unsecured debt, floating interest rate based on EURIBOR plus a spread ranging from 0.75% to 2.5%, principal payable in several installments through 2010.	98	**68**
III.	**Vitro and Mexican Subsidiaries (payable in US Dollars):**		
	Secured debt, floating interest rate based on LIBOR plus a spread ranging from 2.13% and 4.0%, principal payable in several installments through 2009.	1,789	**1,148**
	Unsecured debt, floating interest rate based on LIBOR plus a spread ranging from 0.25% and 2.95%, principal payable in several installments through 2008.	191	**55**
	10.75% Senior secured guaranteed notes due in 2011.	1,873	**2,609**
	Senior secured term loan, floating interest rate based on LIBOR plus a spread ranging from 10.25% and 14.25%, principal payable in 2006.	2,649	
	Senior secured term loan, floating interest rate based on LIBOR plus a spread of 6.25%, principal payable in several installments through 2010.		**1,595**

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

	December 31, 2004	December 31, 2005
Unsecured debt, floating interest rate based on LIBOR plus a spread ranging from 10% and 11%, principal payable in 2007.	Ps.	**Ps. 1,117**
Secured debt, floating interest rate based on LIBOR plus a spread ranging from 10% and 11%, principal payable in 2007.		**478**
Secured debt, fixed interest rate of 11.50%, principal payable in 2009, subject to a several conditions.	491	**230**
11.375% Guaranteed senior unsecured notes due in 2007.	1,866	**1,621**
11.75% Guaranteed senior unsecured notes due in 2013.	2,570	**2,375**
IV. Vitro and Mexican Subsidiaries (payable in Mexican pesos):		
Unsecured medium-term notes, floating interest rate based on 182-day Mexican treasury bonds (CETES) plus a spread of 3.25%, principal payable in 2008 and 2009.	740	**716**
Secured debt, floating interest rate based on 28-day interbank interest rate (TIIE) plus a spread ranging from 2.0% and 2.38% principal payable in several installments through 2007.	519	**345**
V. Vitro and Mexican Subsidiaries denominated in investment units (UDI's) payable in Mexican pesos:		
Unsecured debt, interest rate of UDI's plus 8.75%, principal payable in several installments through 2006.	51	**6**
Unsecured medium term notes, fixed interest rate ranging from 9.0% and 9.9%, principal payable in 2006.	1,285	**1,042**
	14,328	**13,527**
Less current maturities	1,046	**2,345**
	Ps. 13,282	**Ps. 11,182**

As of December 31, 2005, the interest rates of EURIBOR, CETES, TIIE and LIBOR were 2.68%, 8.22%, 8.72% and 4.49%, respectively.

The schedule of contractual principal payments of long-term debt as of December 31, 2005 is as follows:

Year ending December 31,	
2007	**$ 3,696**
2008	**833**
2009	**295**
2010	**1,340**
2011 and thereafter	**5,018**
	$ 11,182

The Company is in the process of implementing strategic plans as disclosed in notes 4, 7, 8 b) and 23, in order to meet its short-term obligations.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

b) Certain of the Company's long-term debt agreements contain restrictions and covenants that require the maintenance of various financial ratios.

At December 31, 2004 and 2005, the Company had not complied with some of the financial covenants established in its credit contracts and obtained waivers with the corresponding banks; at no time has the Company failed to make required capital or interest payments. The failure to meet certain of the covenants discussed above did not allow the debtors to call the debt.

In addition, under certain of our subsidiaries' credit agreements, if the subsidiary does not meet certain financial ratios or other conditions, its ability to pay dividends is restricted. During 2004 and 2005, certain subsidiaries were restricted from paying dividends by the credit agreements.

Additionally, in some of the Company's credit facilities, if it does not meet certain financial ratios at a consolidated level, its ability to incur additional debt is restricted. As of December 31, 2005, the Company is restricted to a maximum of US$ 100 million of additional debt for working capital needs, capital expenditures and interest payments and an additional US$ 25 million for any other purpose. The Company's ability to refinance its debt is not restricted.

c) Debt of the Company totaling Ps. 5,467 is collateralized by fixed assets, inventory, machinery, equipment, trade receivables and a first priority lien on its 49.7% equity interest in Comegua, with a book value of Ps. 12,184 as of December 31, 2005.

Additionally, as of December 31, 2005, Ps. 1,334 of debt is collateralized by cash of Ps. 355, of which Ps. 97 is presented in other receivables, and Ps. 258 in other long-term assets in the consolidated balance sheet.

12. Pension plans and seniority premiums

The disclosures relating to the Company's pension plans, seniority premiums and severance payments at the end of the work relationship required by Bulletin D-3, calculated as described in note 3 k), together with certain actuarial assumptions utilized, are presented below as of December 31, 2004 and 2005:

	December 31,			
		2004		**2005**
Accumulated benefit obligation	Ps.	1,723	**Ps.**	**1,840**
Projected benefit obligation	Ps.	2,241	**Ps.**	**2,279**
Plan assets at fair value		(572)		**(644)**
Prior service costs and plan amendments		(169)		**(173)**
Unrecognized transition obligation		(244)		**(323)**
Changes in assumptions and adjustments from experience		(1,017)		**(863)**
Projected net liability	Ps.	239	**Ps.**	**276**
Additional minimum liability adjustment	Ps.	963	**Ps.**	**953**
Net periodic cost (Ps. 261 for 2003)		266		**338**

At December 31, 2005, the plan assets presented above, include 39.2 million shares of Vitro.

Assumptions:

	December 31,	
	2004	**2005**
Discount rate	5.75%	**5.75%**
Expected rate of return on plan assets	7.0%	**7.0%**
Rate of compensation increase	0.0%	**0.0%**

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

Net periodic cost:

	December 31,					
		2003		2004		**2005**
Service cost	Ps.	46	Ps.	42	**Ps.**	**56**
Interest cost		114		124		**126**
Amortization of transition obligation		73		73		**90**
Recognition of prior service costs		14		14		**13**
Recognized losses		44		53		**93**
Return on plan assets		(30)		(40)		**(40)**
Net periodic cost	Ps.	261	Ps.	266	**Ps.**	**338***

* 2005 includes Ps. 16 for the reduction and anticipated extinguishment of obligations and also includes Ps. 63 for indemnification of personnel at the end of the work relationship.

13. Commitments and contingencies

a) Several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy *purchase agreement for approximately 100 Megawatts of electricity and 1.3 million tons of steam per year with Tractebel Energía de Monterrey,* S. de R.L. de C.V. ("Tractebel").

b) The Company uses different derivative instruments to manage its exposure to the volatility of natural gas prices. The portfolio is dynamically managed, in accordance with the guidelines and policies set by management.

The Company's natural gas consumption during 2005 was approximately 24,318,356 million British Thermal Units ("MMBTUs"). During 2005, the Company hedged approximately 52% of its consumption of natural gas at an average price of US$ 7.13 dollars per MMBTU. This price is a combination of a) the government decree issued on September 12, 2005 stating that 79% of the price of natural gas for industrial use is set at US$ 7.253 dollars per MMBTU and 21% of the price is based on the market price of the Canasta Reynosa region, and b) hedges that the Company had contracted during 2005.

The market average price per MMBTU during 2005 was US$ 8.61 dollars.

The Company's percentage of hedged consumption can vary from 10% to 100% of the estimated consumption. The percentage of hedged consumption and the hedged prices change constantly based on market conditions and according to the Company's needs as well as the use of alternative fuels within its production process.

As of March 8, 2006, the Company had hedges equivalent to approximately 50% - 70% of the annual consumption at an average of US$ 8.67 dollars per MMBTU. At that date, the market price per MMBTU was US$ 7.61 dollars.

c) The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended 2003, 2004 and 2005 was Ps. 572, Ps. 546 and Ps. 636, respectively.

Future minimum lease payments under these agreements are as follows:

Year		
2006	**Ps.**	**439**
2007		**314**
2008		**243**
2009		**201**
2010		**160**
2011 and thereafter		**112**

d) The Company is not a party to, and none of its assets are subject to, any pending legal proceedings, nor is the Company subject to any contingent liabilities, other than as described in note 13 e) and legal proceedings and contingent liabilities arising in the ordinary course of business and against which the Company is adequately insured or indemnified or which the Company believes are not material in the aggregate.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

e) As part of the Company's disposal of Anchor Glass Containers Corporation ("Anchor") in 1996, in a transaction approved by the US Bankruptcy Court, Vitro provided to the Pension Benefit Guaranty Corporation ("PBGC"), a US government agency that guarantees pensions, a limited guarantee of Anchor's underfunded pension liability. No payments would be made under the guarantee unless the PBGC terminated any of Anchor's pension plans, and the guarantee would be payable only to the extent the PBGC could not otherwise recover the under funded liabilities from the entity that purchased Anchor's assets.

The amount of the guarantee was originally limited to US$ 70 million. The payments would not begin until August 1, 2002 and would be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guarantee would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guarantee would be reduced by US$ 7 million semi-annually until August 1, 2006, when the guarantee would expire if the plans did not terminate.

On April 15, 2002, Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the US Bankruptcy Code. On August 8, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan of Anchor was terminated and the obligations thereunder were assumed by PBGC in exchange for cash, securities and the commitment to carry out certain future payments. The actual date of termination is not known. On June 20, 2003, PBGC asked for payment from Vitro under the limited guarantee stating that the plan had terminated on July 31, 2002 and demanded payment of US$ 7 million on August 1, 2003 and US$ 3.5 million semi-annually through August 1, 2011. As of today the Company has not made any payments. There are various issues concerning such demand, and certain defenses may be asserted by the Company. At this point it is not possible to reasonably estimate the amounts that might ultimately be paid.

f) The Company is in the process of litigation with the Mexican Tax Authorities (Secretaría de Hacienda y Crédito Público) in relation to Asset Tax (Impuesto al Activo) that the Company considers was unnecessarily paid between 1994 and 1998 by approximately Ps. 400.

g) Option contract purchase shares. - The Company has an irrevocable option to purchase of 40% of the shares of Vitro Cristalglass, held by the minority stockholders. The option to purchase the shares became effective on May 1, 2005, and allows the Company to purchase the minority for 4,800 million Spanish peseas (equivalent to approximately Ps. 368). The Company also provided the minority stockholders with a written put option, wich would allow them to sell their 40% interest beginning, on of May of 1, 2003, for 4,000 million pesetas (equivalent to approximately Ps. 307). As of December 31, 2005, the estimated fair value of 40% interest is higher than the option price held by Vitro.

14. Foreign currency operations

a) At December 31, 2005, the foreign currency denominated assets and liabilities of the Company's Mexican subsidiaries consist of the following:

	US dollars	Mexican pesos
Monetary assets	**$ 113**	**Ps. 1,206**
Inventories	**19**	**200**
Fixed assets	**267**	**2,842**
Monetary liabilities	**1,178**	**12,531**

b) Foreign currency operations of the Company's Mexican subsidiaries during 2005 consisted of the following:

	US dollars	Mexican pesos
Exports	**$ 588**	**Ps. 6,444**
Imports	**278**	**3,079**
Interest expense, net	**133**	**1,470**

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

c) The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2005 consisted of the following:

	United States	Central and South America	Europe
Net sales	Ps. **8,030**	Ps. **1,576**	Ps. **1,395**
Operating income	**216**	**111**	**90**
Total assets	**2,449**	**2,674**	**1,599**
Total liabilities	**1,159**	**785**	**791**
Capital expenditures	**25**	**89**	**32**

d) The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company's consolidated financial statements at the following dates were:

	US dollar	Euro
December 31, 2002	Ps. **10.4393**	Ps. **10.9476**
December 31, 2003	**11.2372**	**14.1925**
December 31, 2004	**11.1495**	**15.0941**
December 31, 2005	**10.6344**	**12.5932**

On March 8, 2006, the exchange rate was Ps. 10.7560 per one US dollar and Ps. 12.8146 per one Euro.

15. Stockholders' equity

a) At December 31, 2004 and 2005, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

b) The Company maintains an Employee Stock Option Plan established in March 1998 (the "Plan"). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the Mexican Stock Exchange of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

	1998	1999	2000	2001	1998*	2002	Total outstanding
Options granted during the year	**2,813,300**	**2,893,000**	**4,851,900**	**3,204,800**	**940,950**	**3,941,950**	
Options cancelled or exercised at December 31, 2005	**2,350,000**	**995,500**	**3,539,925**	**2,639,450**	**157,750**	**2,613,264**	
Options outstanding at December 31, 2005	**463,300**	**1,897,500**	**1,311,975**	**565,350**	**783,200**	**1,328,686**	**6,350,011**
Initial exercise price	Ps. **31.31**	Ps. **14.88**	Ps. **11.00**	Ps. **8.27**	Ps. **13.00**	Ps. **7.53**	
Exercise price at December 31, 2005	**61.13**	**31.43**	**11.00**	**8.27**	**13.00**	**7.53**	

* During 2001 the Company modified the exercise price of 940,950 options granted in 1998 to Ps. 13.00.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

The closing price of the Company's shares on the Mexican Stock Exchange on December 31, 2005 was Ps. 13.10.

The exercise price of the options granted in 1998 and 1999 will be determined at the time such options are exercised by indexing the initial price using an indexing factor based on the cumulative performance of the Company's common shares relative to the cumulative performance of the Índice de Precios y Cotizaciones of the Mexican Stock Exchange; such indexing factor is subject to certain ceilings and floors. There is no indexing factor for the options granted in 2000, 2001 and 2002.

The estimated fair value of the options was made on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	1999 - 2001	2002
Risk-free interest rate	**15%**	**3%**
Expected life in years	**5**	**8**
Price volatility	**44%**	**45%**
Dividend Yield	**0**	**0**

Compensation cost charged to operations for the Plan was Ps. 31, Ps. 12 and Ps. 4 for 2003, 2004 and 2005, respectively.

c) Retained earnings includes the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2004 and 2005, the legal reserve, in historical pesos, was Ps. 72.

d) At December 31, 2004 and 2005, the treasury shares held by the Company were 51,044,097 and 50,553,528, respectively, which included the shares held by the Stock Option Trust (see note 15 b), which were 22,772,007 and 22,281,437 at December 31, 2004 and 2005, respectively.

e) Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. In 2005, the income tax rate was 30%; it will decrease to 29% in 2006 and 28% in 2007 and thereafter.

At December 31, 2004 and 2005, the majority interest stockholders' equity tax account, corresponding to the contributed capital account and the net consolidated tax income account was Ps. 2,608 and Ps. 2,455, respectively.

f) Dividends declared and paid:

	Dividend amount		
Stockholders' meeting date	Nominal	Constant	Payment date
April 5, 2001	**Ps. 149**	**Ps. 152**	**(1)**
March 27, 2003	**108**	**121**	**April 2003**
March 25, 2004	**89**	**95**	**April 2004**
March 17, 2005	**90**	**92**	**April 2005**

(1) On March 17, 2005, the shareholders of Vitro revoked the payment of this dividend.

g) Minority interest in consolidated subsidiaries consists of the following:

	December 31,	
	2004	**2005**
Capital stock	Ps. 2,281	**Ps. 2,281**
Shortfall in restatement of capital	(3,222)	**(3,236)**
Retained earnings	3,476	**3,628**
Net income	223	**157**
	Ps. 2,758	**Ps. 2,830**

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

h) Majority interest stockholders' equity consists of the following:

	December 31, 2005		
	Nominal value	Restatement	Restated value
Capital stock	Ps. 324	Ps. 6,684	Ps. 7,008
Treasury stock	(329)	(277)	(606)
Additional paid-in capital	(104)	1,154	1,050
Shortfall in restatement of capital		(19,428)	(19,428)
Cumulative effect of deferred taxes	(1,259)	(418)	(1,677)
Minimum pension liability adjustment	(418)		(418)
(Accumulated deficit) retained earnings	(3,292)	22,851	19,559
	Ps. (5,078)	Ps. 10,566	Ps. 5,488

i) At December 31, 2005, stockholders' equity includes Ps. 725 of retained earnings and other undistributed capital items of subsidiaries.

16. Total financing cost

Following are the most significant items that comprise total financing cost:

	Year ended December 31,		
	2003	2004	**2005**
Interest expense on debt denominated in dollars	Ps. 1,220	Ps. 1,252	**Ps. 1,498**
Interest expense on debt denominated in pesos	391	266	**224**
Interest expense on debt denominated in UDI's	26	109	**120**
Restatement of UDI's	2	8	**35**
Interest income	(198)	(127)	**(158)**
Mark to market of derivative financial instruments			**(97)**
Realization of derivative financial instruments			**113**
Exchange (gain) loss	781	82	**(387)**
Gain from monetary position	(586)	(718)	**(421)**
Other financing expenses, net	428	529	**455**
Total financing cost	Ps. 2,064	Ps. 1,401	**Ps. 1,382**

17. Other expenses, net

Following is the analysis of other expenses, net:

	Year ended December 31,		
	2003	2004	**2005**
Restructuring charges (1)	Ps. 89	Ps. 246	**Ps. 307**
Write-off and loss from sale of assets	137	334	**351**
Loss (gain) from sale of subsidiaries and associated companies	(38)	(505)	**127**
Vitro Club's trust (2)			**(424)**
Other	(38)	63	**39**
	Ps. 150	Ps. 138	**Ps. 400**

(1) During 2003, 2004 and 2005 the Company downsized its corporate services at its headquarters and certain business units, which resulted in charges of Ps. 89, Ps. 121 and Ps. 140, respectively.

(2) Vitro Club holds land and facilities for our employees' recreational activities, which are held in a trust (the "Trust"). The Trust can only be executed if all of the participants name one entity as the sole beneficiary. In 2005 all of the participants named the Company as the sole beneficiary and therefore the Company has the right to take control of the Trust. The Company recorded the fair value of the assets and recognized other income of Ps. 424.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

18. Tax loss carryforwards

At December 31, 2005, tax loss carryforwards, the recoverable asset tax and capital losses that can be amortized against capital gains consist of the following:

Expiration Year	Tax loss carryforwards Majority interest	Tax loss carryforwards Minority interest	Asset tax Majority interest	Asset tax Minority interest	Capital losses
2006	Ps.	Ps.	Ps.	Ps.	Ps. 553
2007					1,274
2008	4,972	11	194		
2009	21	1	2		
2010	292	19			
2011	104	6			
2012	1,128	22			
2013	185	27	1	2	
2014	132	81	4	4	
2015		41		3	
	Ps. 6,834	Ps. 208	Ps. 201	Ps. 9	Ps. 1,827

19. Income tax, asset tax and workers' profit sharing

a) The Company is subject to income tax and asset tax for consolidation purposes in proportion to the number of the subsidiary's voting shares that Vitro owns. Effective January 1, 2002, the ratio had been calculated based on the daily average equity percentage that the Company owns of its subsidiaries during the year. The taxable income of the subsidiaries had been consolidated at 60% of the ratio mentioned above. The monthly tax advances to the Mexican Tax Authority by Vitro and its subsidiaries are made as if they have not elected tax consolidation. As of 2005, based on changes to the Mexican Tax Law, the taxable income of the Company's subsidiaries is consolidated at 100% of the ratio mentioned above.

On December 1, 2004, certain amendments to the income tax and assets tax laws were published and were effective in 2005, the most significant changes were: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter; b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) the consolidation of tax results will be at 100% of the proportion owned.

b) The income tax, asset tax and workers' profit sharing included in the Company's results are:

	Year ended December 31, 2003	2004	**2005**
Income tax:			
Current	Ps. 221	Ps. 89	**Ps. 105**
Deferred	(186)	(116)	**(854)**
	35	(27)	**(749)**
Asset tax		18	**266**
	Ps. 35	Ps. (9)	**Ps. (483)**
Workers' profit sharing:			
Current	Ps. 19	Ps. 73	**Ps. 90**
Deferred	22	46	**(43)**
	Ps. 41	Ps. 119	**Ps. 47**

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

Net deferred tax assets presented in the consolidated balance sheets consist of the following:

	December 31,			
		2004		**2005**
Assets:				
Allowance for doubtful accounts	Ps.	211	**Ps.**	**102**
Reserve for seniority premiums and pension plans		390		**395**
Tax loss carryforwards and capital losses, net of valuation allowance of Ps. 683 in 2004 and Ps. 582 in 2005		2,749		**1,926**
Amortization of intangible asset				**585**
Asset tax credit carryforwards		445		**210**
Derivative financial instruments				**88**
Other		5		**59**
		3,800		**3,365**
Liabilities:				
Inventories		767		**113**
Fixed assets		2,635		**2,333**
Exchange rate fluctuations		32		**23**
Other		190		
		3,624		**2,469**
Net assets	Ps.	176	**Ps.**	**896**

c) To determine deferred income tax at December 31, 2005, the Company applied the different tax rates that will be in effect beginning in 2006 to temporary differences according to their estimated dates of reversal.

Following is a reconciliation between the Company's effective income tax rate and the statutory rate:

	Year ended December 31,		
	2003	2004	**2005**
Effective income tax rate	(8.0)%	17.3%	**402.5%**
Asset tax included as income tax	1.9	35.0	**218.3**
Amortization of intangible asset			**(627.3)**
Sale of subsidiaries	(3.1)	(202.0)	**(50.1)**
Difference between tax and accounting basis for monetary gain	1.7	24.7	
Foreign subsidiaries	12.4	(2.3)	**(1.9)**
Effect of reduction in statutory rate on deferred ISR	(8.1)	(208.9)	**(27.4)**
Valuation allowance	27.7	262.1	**75.7**
Nondeductible expenses	5.3	22.8	**12.3**
Other	4.2	84.3	**27.9**
Statutory income tax rate	34.0%	33.0%	**30.0%**

d) Changes in stockholders' equity for shortfall in restatement of capital and the minimum pension liability adjustment are presented net of the deferred tax effect as follows:

	Year ended December 31,					
		2003		2004		**2005**
Income tax effect of:						
Shortfall in restatement of capital	Ps.	(58)	Ps.	(54)	Ps.	**18**
Minimum pension liability adjustment		10		38		**(6)**
	Ps.	(48)	Ps.	(16)	Ps.	**12**

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

20. Business dispositions

a) Sale of Envases Cuautitlán, S.A. de C.V. ("ECSA")
On September 10, 2003 the Company sold Envases Cuautitlán, S.A. de C.V. to Phoenix Capital Ltd. for an approximate amount of US$ 18 million. ECSA was dedicated to the manufacture and sale of plastic containers.

b) Sale of Vitro Fibras, S.A. ("Vifisa")
On April 2, 2004 the Company sold its 60% interest in Vitro OCF, S.A. de C.V., the holding Company of Vitro Fibras, S.A, to Owens Corning for approximately US$ 71.5 million.

c) Sale of Vitro American National Can, S.A. de C.V. ("Vancan")
On September 27, 2004 the Company sold its 50% interest in Vancan to Rexam for approximately US$ 26.5 million.

d) Sale of Plásticos Bosco, S.A. de C.V. ("Plásticos Bosco")
On April 1, 2005, we sold 100% of our interests in Plásticos Bosco, S.A. de C.V. and Inmobiliaria de La Suerte, S.A. de C.V., our subsidiaries engaged in the manufacturing and distribution of plastic tubes and disposable thermofold ware and industrial products, to Convermex, S.A. de C.V. for approximately US$ 10 million.

21. Business segment data

The accounting policies of the Company's segments are the same as those described in notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro's reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company has two reportable segments: Glass Containers and Flat Glass. The principal products of each of the segments are summarized below:

Segment	Principal products
Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.
Flat Glass	Flat glass for the construction and automotive industries.

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

The segment data presented below does not include discontinued operations for any of the periods presented.

	Glass Containers	Flat Glass	Corporate & Eliminations	Consolidated
December 31, 2003:				
Net sales	**Ps. 10,609**	**Ps. 12,964**	**Ps. 811**	**Ps. 24,384**
Intersegment sales	**111**	**161**		**272**
Consolidated net sales	**10,498**	**12,803**	**811**	**24,112**
Operating income (loss)	**825**	**1,087**	**(135)**	**1,777**
Total assets	**13,838**	**13,936**	**2,793**	**30,567**
Capital expenditures	**826**	**920**	**50**	**1,796**
Depreciation and amortization	**1,031**	**714**	**116**	**1,861**
Goodwill		**796**		**796**
December 31, 2004:				
Net sales	**Ps. 10,869**	**Ps. 12,613**	**Ps. 764**	**Ps. 24,246**
Intersegment sales	**163**	**65**		**228**
Consolidated net sales	**10,706**	**12,548**	**764**	**24,018**
Operating income (loss)	**807**	**856**	**(176)**	**1,487**
Total assets	**13,033**	**12,146**	**4,510**	**29,689**
Capital expenditures	**687**	**553**	**121**	**1,361**
Depreciation and amortization	**1,288**	**717**	**86**	**2,091**
Goodwill		**660**		**660**
Impairment	**11**	**69**		**80**
December 31, 2005:				
Net sales	**Ps. 11,526**	**Ps. 12,276**	**Ps. 478**	**Ps. 24,280**
Intersegment sales	**128**	**2**		**130**
Consolidated net sales	**11,398**	**12,274**	**478**	**24,150**
Operating income (loss)	**1,227**	**439**	**(4)**	**1,662**
Total assets	**13,526**	**12,039**	**2,627**	**28,192**
Capital expenditures	**575**	**425**	**15**	**1,015**
Depreciation and amortization	**1,054**	**604**	**44**	**1,702**
Goodwill		**592**		**592**
Impairment		**168**	**177**	**345**

Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States, Canada and Europe and were as follows (in million of US dollars):

	Year ended December 31,		
	2003	2004	**2005**
	$ 505	$ 562	**$ 588**

Certain geographic information about the Company's operations is summarized as follows:

	Year ended December 31,		
	2003	2004	**2005**
Net sales (1) to customers in:			
Mexico	Ps. 11,071	Ps. 10,462	**Ps. 10,114**
All foreign countries, mainly the United States, Europe,	13,041	13,556	**14,036**
Consolidated	Ps. 24,112	Ps. 24,018	**Ps. 24,150**

(1) Net sales are attributed to countries based on the location of the customer.

Consolidated net sales to any single external customer did not equal 10% or more of Vitro's total consolidated net sales.

Land and buildings, machinery and equipment geographical information is summarized as follows:

	Year ended December 31,		
	2003	2004	**2005**
Land and buildings, machinery and equipment, and construction in progress:			
Mexico	Ps. 17,048	Ps. 15,255	**Ps. 14,074**
All foreign countries, mainly the United States, Europe, Central and South America	2,428	2,416	**2,295**
Consolidated	Ps. 19,476	Ps. 17,671	**Ps. 16,369**

22. New accounting principles

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of issuing bulletins of Mexican GAAP and circulars previously issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as "Normas de Información Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework ("CF") to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins. The new NIFs are as follows:

- NIF A-1 Structure of Financial Reporting Standards
- NIF A-2 Fundamental Principles
- NIF A-3 Users' Needs and Financial Statement Objectives

Vitro, S.A. de C.V. and Subsidiaries (Millions of constant Mexican pesos as of December 31, 2005, except per share amounts)

- NIF A-4 Qualitative Characteristics of Financial Statements
- NIF A-5 Basic Elements of Financial Statements
- NIF A-6 Recognition and Valuation
- NIF A-7 Presentation and Disclosure
- NIF A-8 Supplementary Standards to Mexican GAAP
- NIF B-1 Accounting Changes

To the date of emission of these financial statements, the Company is in process to determine the effects of these new accounting principles is its financial information.

23. Subsequent events

On February 7, 2006, the Company announced that its subsidiary VENA, Vitro's glass container division, successfully closed the issuance of Senior Secured Short-Term Guaranteed Notes for an aggregate principal amount of US$ 75 million. The facility is secured with the existing senior secured indebtedness of VENA. The Notes have a maturity of 12 months and pay interest of 8%. The net proceeds are being used to refinance VENA's debt and for working capital purposes.

On November 29, 2005, the Company announced that its subsidiary Vitro Plan, S.A. de C.V. had signed an agreement with Solutia, Inc. to pursue the sale of its 51% ownership share in Química M, S.A. de C.V. ("Química M"), a venture between these two companies located in Puebla, Mexico (Solutia, Inc. owns the remaining 49%). The Company sold its 51% interest in Quimica M on March 2, 2006 to Solutia, Inc. for approximately US$ 20 million and recognized a gain on sale of approximately US$ 6 million.

SHAREHOLDER Information

Corporate Headquarters
Av. Ricardo Margáin Zozaya 400
Col. Valle del Campestre, 66265
Garza García, Nuevo León, Mexico
Tel. (52) 81 8863 1200
www.vitro.com

Financial Community Contact
Adrián Meouchi
Financial Planning & IR Manager
Tel. (52) 81 8863 1350
Fax: (52) 81 8863 1290
e-mail: ameouchi@vitro.com

Media Contact
Albert Chico
Corporate Communication Manager
Tel. (52) 81 8863 1335
Fax: (52) 81 8863 1307
e-mail: achico@vitro.com

Legal Contact
Javier Arechavaleta
Assistant General Counsel
Tel. (52) 81 8863 1203
Fax: (52) 81 8863 1372
e-mail: jarechavaleta@vitro.com

US Contact
Susan Borinelli / Michael Fehle
Breakstone Group
Tel. (646) 452 2330
e-mail: sborinelli@breakstone-group.com
e-mail: mfehle@breakstone-group.com

Independent Auditors
Galaz, Yamasaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu
Lázaro Cárdenas 2321 Poniente, PB
Residencial San Agustín, 66260
Garza García, Nuevo León, Mexico
Tel. (52) 81 8133 7300
Fax: (52) 81 8133 7383
www.deloitte.com/mx

Exchange Listings
Bolsa Mexicana de Valores (BMV), Mexico
New York Stock Exchange (NYSE), USA

Ticker Symbols
BMV, VITROA
NYSE, VTO (American Depositary Receipt, ADR, consisting of three non-voting VITROA Shares)

ADR Depositary Bank
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free Tel # for domestic callers:
1-888-BNY-ADRs
International callers can call: (212) 815 3700
e-mail: shareowners@bankofny.com
www.stockbny.com

Dividend Policy
The declaration, amount and payment of dividends are determined by the majority of the voting stock at an ordinary shareholders meeting. The decision is based on the recommendation of the Board of Directors. The terms and conditions of payment of dividends formally declared at the corresponding ordinary shareholders meeting are generally approved in accordance with the recommendation of the company's Board of Directors, taking into account the company's financial declaration.

SEC Filings
The Company files and submits periodical reports to the U.S. Securities and Exchange Commission (SEC).

VITROA

World Business Council for Sustainable Development

Stock Performance

The price range for Vitro's common stock on the New York Stock Exchange (NYSE) and the Mexican Stock Exchange (BMV) over 2005 was as follows:

	2005			
	NYSE ADR (in dollars)		BMV Shares (in pesos)	
	High	Low	High	Low
First Quarter	3.45	2.40	12.93	9.01
Second Quarter	2.63	2.07	9.90	7.33
Third Quarter	3.88	2.23	14.07	7.90
Fourth Quarter	4.08	2.71	14.58	9.83

This annual report contains historical information, certain management's expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its subsidiaries (collectively the "Company"). While the Company believes that these expectations and forward-looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such expectations or forward-looking statements, including among others, changes in general economic, political, governmental, and business conditions worldwide and in the markets in which the Company does business, changes in interests rates, changes in inflations rates, changes in exchange rates, the growth or decline of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these changes, risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report on form 20-F filed with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comisión Nacional Bancaria y de Valores and the U.S. Securities and Exchange Commission.

Design: VGD **Photographer:** Camilo Garza / Archive photography **Printing:** Earthcolor-Houston

Glossary
Of Industry Terms

Architectural glass satisfies the needs of the construction and furniture industries. It is used in a wide variety of products for the interior and exterior of commercial, industrial, and residential buildings.

The AST (Adrián Sada Treviño) Model enables Vitro to develop its competitive advantages, institutionalize its business management, and increase employee and shareholder value. It further enables Vitro to maintain a harmonious relationship with its communities and surrounding environment; continuously improve the company's processes, products, services, and results; and anticipate and rapidly respond to environmental changes.

Double-glazed (Insulated glass) means that there are two panes of glass set in a frame with an air space between them for insulation.

ISO is the abbreviation for the International Standards Organization and the international standard for quality administration systems.

MMbtu is an abbreviation for millions of British thermal units; Btu is a measure of the energy required to raise the temperature of one pound of water one degree Fahrenheit.

OEM means original equipment manufacturer.

TVF is an abbreviation for tons of glass melted.

This annual report is printed on recycled paper.

Av. Ricardo Margain Zozaya 400 Col. Valle del Campestre, 66265 Garza Garcia, Nuevo Leon, Mexico
Tel. (52) 81 8863 1200 www.vitro.com